P.E 12-31-2001

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2001

Commission File Number: 0-21626

Electroglas, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**77-0336101**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
6024 Silver Creek Valley Road, San Jose, California 95138	**(408) 528-3000**
(Address of Principal Executive Offices) (Zip Code)	*(Registrant's Telephone Number Including Area Code)*

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

As of January 30, 2002, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $316,000,000, based on the closing sale price as reported on the Nasdaq National Market on such date. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purposes.

As of January 30, 2002, the Registrant had outstanding 21,081,000 of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement in connection with its 2001 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K Report.

ELECTROGLAS, INC.

FORM 10-K

For the Year Ended December 31, 2001

INDEX

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this Annual Report, other than statements that are purely historical are forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions also identify forward looking statements. These forward looking statements, which include statements about the growth of the semiconductor industry; increasing costs in the semiconductor industry; market size, share and demand, product performance; our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operating results, revenues and earnings and current and potential litigation are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation:

- The statement that demand for the Company's products fluctuate with the semiconductor business cycles and is expected to continue to fluctuate from period to period;
- The Company's belief that it has certain technological and other advantages over its competitors;
- The Company's expectations that international sales will continue to represent a significant percentage of net sales;
- The Company's intention to capitalize on its market position and technical skills to further broaden existing product lines through internally developed products and, from time to time, through strategic alliances and acquisitions;
- The Company's intention to continue to strengthen its existing customer relationships by continuing to provide high levels of service and support;
- Statements regarding a growing trend for semiconductor manufacturers to contract with other companies to perform their wafer sort operations;
- The Company's belief that the requirement for automated inspection after the completion of the wafer manufacturing process ("post fab") is growing;
- The Company's expectation that an emerging application for post fab inspection is the Micro Electro-Mechanical (MEMS) device market and discussions regarding the growth of the use of flip chip packaging;
- The Company's expectation to continue to invest in research and development to anticipate and address technological advances in semiconductor processing;
- The Company's intention to control discretionary expenses and continue investing in its new product development programs during the current business cycle downturn;
- The Company's anticipation that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations, its planned operations and its planned capital expenditures for the foreseeable future, including its significant contractual obligations and commercial commitments;
- Statements regarding the Company's belief that its lenders will provide waivers if necessary or allow the Company to renegotiate its lease;
- The Company's belief that alternative sources of manufacturing or supplies exist or can be developed, if necessary;
- Discussions regarding the Company's ability to continue to collect its receivables without significant delays in payments or product concessions;

- The Company's expectation to record a restructuring charge of $1.0 to $1.5 million in the first quarter of 2002 in connection with the move of its prober manufacturing operations to Singapore; and

- The Company's belief that its products do not infringe on the Lemelson patents, as described in the subsection "Factors that May Affect Results and Financial Condition, Patents and other intellectual property" under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

All forward-looking statements included in this document are made as of the date hereof, based on information available to the Company as of the date hereof, and Electroglas assumes no obligation to update any forward looking-statement or statements. It is important to note that such forward looking statements are subject to risks and uncertainties and that the Company's actual results could differ materially from those in such forward-looking statements. The following important factors, as well as those set forth in the previous discussion in Item 1 hereof, among others, in some cases have affected, and in the future could affect, the Company's actual operating results and could cause the Company's actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Stockholders are cautioned not to place undue reliance on forward-looking statements contained in this Annual Report on Form 10-K, which speak only as of the date of this Annual Report on Form 10-K. The reader should also consult the cautionary statements and risk factors listed from time to time in the Company's Reports on Forms 10-Q, 8-K, 10-K and its Annual Reports to Stockholders.

PART I

Item 1. *Business*

Overview

Electroglas, Inc. ("Electroglas" or "the Company") is a major supplier of process management tools to the global semiconductor industry. Semiconductor manufacturers depend on the Company's wafer probers, inspection systems and software to improve their productivity and control their processes, optimizing manufacturing efficiency. Electroglas was formed on April 1, 1993, to succeed to the wafer prober business conducted by the Electroglas division of General Signal Corporation (former "Parent"). Immediately prior to the closing of the initial public offering of its Common Stock (the "IPO") on July 1, 1993, the Company assumed the assets and liabilities of the Electroglas division in the asset transfer. Following the IPO, the Company commenced operations as an independent corporation. The Company, through its predecessors, has been in the semiconductor equipment business for more than 40 years. Historically, the Company's primary product has been automatic wafer probing equipment. Electroglas believes it is one of the largest suppliers of wafer probers worldwide. The Company has sold over 15,000 wafer probers and believes it is the leading supplier of the probers used in the United States and European markets.

The Company is also involved in the development, manufacture, marketing, and servicing of semiconductor wafer inspection products and process management software products as part of its strategy to move from a supplier of wafer probers to a process management tool provider. The move began with two acquisitions completed in 1997. In May 1997, Electroglas acquired Sunnyvale, California-based Knights Technology, Inc. ("Knights"). In December 1997, Electroglas acquired Albany, Oregon-based Techné Systems, Inc. (renamed "Electroglas Inspection Products"). In January 2001, the Company acquired Statware Inc., of Corvallis, Oregon ("Statware") to further expand its product offerings in the process management area.

In November 2001, the Company combined the operations of Knights Technology, Statware and the networking software section of the prober operations into a single operating division, called EGsoft. The Company is currently organized into three operating divisions, the Prober Products Division (PPD), Inspections Products Division and EGsoft.

Industry Background

Semiconductor devices are fabricated by repeating a complex series of process steps on a substrate ("wafer") which is usually made of silicon. These wafers measure from 75mm to 300mm (3" to 12") in diameter. Wafers are typically sent through a series of 100 to 400 process steps. A finished wafer consists of many integrated circuits (each referred to as a "device" or "die" of "chip"), the number depending on the area of the circuits and the size of the wafer. Manufacturers have increasingly utilized larger diameter wafers to achieve more cost-effective production. The move to 300mm (12 inch) wafers began in 1999. The manufacture of semiconductor devices is very capital intensive. A typical state of the art facility, usually called a "wafer fab", will cost more than $1 billion.

The purchase of semiconductor manufacturing equipment and spare parts, the integration of such equipment into production lines, and the training of employees on a particular supplier's equipment require significant expenditures by semiconductor manufacturers. To maximize the benefits of their investment in machinery, parts, production line integration and training, semiconductor manufacturers generally are reluctant to replace existing equipment with equipment from another supplier, thus establishing and maintaining strong customer relationships is critical for the success of a supplier to these manufacturers.

Wafer Probing

A wafer prober successively positions each "die" on the wafer so that the electrical contact points ("pads") on the die align under and make contact with probe pins, which are located on a probe card mounted on the wafer prober. The probe card, which is generally custom made by other suppliers for the specific integrated circuit being tested, is connected to a test system, also supplied by other suppliers, which performs the required parametric or functional test. Parametric testing is performed during the wafer fabrication process ("in-line testing") and at the completion of the wafer fabrication process ("end-of-line testing") to measure electrical parameters that verify the reliability of the wafer fabrication process. Functional testing is performed after the completion of wafer fabrication to identify devices that do not conform to particular electrical specifications or performance criteria. This process is typically called "wafer sort." Wafers often go through several wafer probing steps.

Automatic wafer probers are primarily used during this "wafer sort" process, which occurs after the fabrication steps are completed and before the separation and packaging of each individual device. Wafer probers are also increasingly used during in-line parametric testing. In-line testing requires special equipment features such as cleanroom compatibility and low-noise electrical measurement capability, as tests are carried out during the fabrication process. This testing is done to verify the manufacturing process while wafers are in an unfinished state where corrective action can occur. A small number of probers are also used for research and development, and quality and process control applications. The Company estimates, based upon its experience, that wafer sort applications represent approximately 85% of the market for automatic wafer probers. The remaining 15% is divided between in-line and end-of-line testing and laboratory applications.

There is a growing trend for semiconductor manufacturers to contract with other companies to perform their wafer sort operations. These contract test companies, typically called "test houses", perform the wafer testing service and often additionally provide assembly and packing services as well.

A semiconductor manufacturer typically purchases wafer probers when outfitting a new wafer fabrication facility or expanding an existing facility. Wafer probers are also purchased to replace equipment in response to major changes in technology such as larger wafer sizes and greater device complexity. A semiconductor fabrication facility typically requires 20 to 80 probers to meet testing requirements on a timely basis. A test house may require hundreds of wafer probe systems to support the testing requirements of the companies that contract with them.

Post-fab Wafer Inspection

Before wafers are sent from the wafer sort operation to final assembly, they typically undergo an optical inspection step. This step identifies die with physical defects that may have passed electrical test, but are at risk of failure after the devices have been packaged. Sorting die both optically and electrically improves product reliability while avoiding the cost of packaging marginal die. Optical inspection on the sort floor is also used after wafer probe to determine whether the probe tips caused bond-pad damage. Wafer inspection tools automate this process of defect identification, defect classification, and feedback control processes. The tools can analyze each individual die on each wafer for defects and process excursions, identify the type of defect or pattern anomaly, measure the defect or anomaly, and pass the quantitative results to both upstream and downstream production machines. The requirement for automated inspection after the wafer manufacturing process is complete ("post fab") is growing. Both the costs of manual inspection and the changing technologies of the packaging processes are driving the need for more detailed inspection and process control in the post fab environment.

Lightweight, portable electronic devices are driving the growth of new flip chip packaging technologies. Unlike conventional packaging that uses fine gold wires to electrically connect the semiconductor chip to its package, flip chips utilize gold or solder bumps that are deposited onto bonding pads on the chip surface. The chips are then flipped into chip scale packages (packages that are only slightly larger then the actual chip) or directly onto printed circuit boards. Flip chips take up much less space then conventional chips, and due to the elimination of the gold wires, flip chips can also operate at higher speeds. The use of flip chip packaging is expected to grow rapidly as memory, ASIC and other device types are required to operate at high speed and in tight spaces. Wafer bumping is an expensive process, and the cost of flip chip packaging can be very high. Bumps that are deformed, missing, and oversized or undersized will cause the failure of flip chip devices. To avoid the cost of packaging defective chips, semiconductor manufacturers are turning to automated wafer inspection systems. Automated inspection systems must be able to inspect every bump on every wafer in order for semiconductor manufacturers to control their wafer bumping processes and screen out defective chips prior to probing and packaging.

An emerging application for post fab inspection is the Micro Electro-Mechanical (MEMS) device market. MEMS devices are miniaturized electromechanical devices such as switches, accelerometers and inkjet printheads, which are fabricated using semiconductor manufacturing techniques. These MEMS devices need optical inspection to verify the small structures fabricated into the structure of the device.

Process Management Software

There is a growing importance of software in the IC manufacturing process. Capital and operating costs of a fabrication facility are very high so semiconductor manufacturers are seeking ways to improve overall equipment efficiency (OEE), optimize yield and provide plant-wide integration. Manufacturers are seeking a total integrated software infrastructure to produce, correlate, manage, and analyze data throughout the production process. Yield, or the percentage of good die that can be realized from a wafer, is a critical factor in determining the profitability of a production line, and often the semiconductor manufacturer as a whole. Therefore, efforts to maximize the yield of each product line have become a key engineering priority at these companies. This has led to a growing need for tools that monitor and analyze defects. Also, as defect problems are brought under control, there is an increased emphasis on operational efficiency.

Software tools are used to bring together fab process data, inspection results, electrical test data, and product test data to help determine which process zones or tools contribute most significantly to yield loss and to automate and optimize the operational efficiency of the semiconductor fabrication facility. The software provides a common location and format for presenting this data and doing cross-correlation between data types for the purpose of yield enhancement analysis and process optimization. Software tools also provide computerized interfaces and navigation capabilities for IC design, failure analysis (FA), defect review and debugging.

Historically, much of the software used in this market was developed in-house by the engineering group responsible for yield or through a dedicated software development group. This created some highly customized, but also inflexible and expensive to maintain, solutions to problems related to data storage and analysis. Many organizations are now looking to out-source this work to lower their support costs, maximize their engineers' productivity and increase the overall functionality of their analysis tools.

Company Strategy

Electroglas has become a leader in the wafer probing market through a combination of strengths, including advanced technical capabilities, close relationships with the leading manufacturers of integrated circuits, a broad line of high quality products, and a well-established, highly qualified distribution organization. Building on these strengths, Electroglas' strategy is comprised of the following key elements:

- *Focus on technological innovation.* The Company has invested heavily in research and development to add features and functionality to its products. The Company was the first to introduce automatic wafer probers using a linear motor positioning system for precise motion control and digital pattern recognition processors for automatic alignment. The Company expects to continue to invest in research and development to anticipate and address technological advances in semiconductor processing.

- *Expand product lines and applications.* The Company intends to capitalize on its market position and technical skills to further broaden existing product lines through internally developed products and, from time to time, through strategic alliances and acquisitions such as the Knights and Techné acquisitions of 1997, and the Statware acquisition in 2001.

- *Maintain strong customer relationships.* The Company has long-standing relationships with its customers. The Company's development of products and product enhancements is market-driven. Engineering, sales and management personnel collaborate with customer counterparts to determine customers' needs and specifications. The Company intends to continue to strengthen its existing customer relationships by continuing to provide high levels of service and support.

- *Emphasize quality products.* The Company believes it has developed a reputation as a leader in providing high-quality products. The Company was chosen as one of the "10 Best" test and measurement equipment manufacturers for nine of the last ten years in an annual customer survey conducted by VLSI Research, Inc. The Company has received quality awards from its customers and the SEMATECH Partnering for Total Quality award. The Company has a companywide quality program and received International Organization for Standardization (ISO) 9002 Certification in 1997 and ISO 9001 Certification in 2000. The Company's quality training program emphasizes continuous improvement; data driven decisions; and close collaboration among the Company's employees, customers and suppliers. The Company trains all of its employees in basic quality skills. The Company also regularly participates in quality sharing meetings with other equipment manufacturers and customer quality audits of procedures and personnel.

Products

Wafer Probers

Horizon 4000 Series: The 4090u (micro) and the 4090*f* are the Company's primary offerings in the Horizon 4000 Series of wafer probers. This product line is positioned to satisfy high-volume semiconductor manufacturing applications for 200mm and smaller wafers. The Horizon 4000 Series provides many advanced automation capabilities, including automatic probe-to-pad-alignment, in-process inspection and optical character recognition (OCR), and a temperature-controlled chuck top, providing the ability to maintain precisely a customer-selected wafer temperature during testing. The 4090u prober also offers an integrated mini-environment and clean air system to provide a class 1 probing environment. The 4090*f* prober has a unique wafer handling system that allows wafers to be probed which could not normally be handled on an automated prober. The Horizon Series utilizes the Company's EG*Commander* system software, which allows significant application and customer driven customization of the wafer prober and is compatible with the standard MS-DOS operating system. In 2001, the Company released a new version of the Company's EG*Commander* software, which runs under the Window-NT operating system. The user interface features color graphics, touch screen programming, probing recipes, control maps, and real-time maps. The Horizon 4000 Series probers feature a distributed multiple processor architecture to maximize productivity and expandability.

The EG4/200: Introduced in 1999, the EG4/*200* is targeted at high-end probing applications for 200mm wafers. The EG4/*200* utilizes a unique "probe-centered z-drive" to provide very low deflections even under extremely high probe forces. This is important when testing multi-site or high pin count devices. The EG4/*200* retains many of the features of the Horizon 4090 series probers such as linear motor and air-bearing positioning system. The EG4/*200* uses a new version of the Company's EG*Commander* system software, which runs under the Windows-NT operating system.

EG5/300: Introduced in 1999, the EG5/*300* is a new generation of wafer prober from Electroglas. It is targeted at the emerging 300mm wafer probing market. The EG5/*300* utilizes a completely new system architecture that allows for faster and more accurate probing over the larger wafer sizes. Closed loop motion control and linear motors ensure precise wafer positioning over a wide range of temperatures and operating conditions. A modular design allows for configuration flexibility to meet the diverse needs of the emerging 300mm market. A new version of the EG5/*300* system, named the Argos, was introduced in 2001. The Argos model provides what the Company believes is the highest accuracy capabilities available in the auto prober market. The EG5/*300* uses a new version of the Company's EG*Commander* system software, which runs under the Windows-NT operating system.

EG5/300e and EG4/200e: The EG5/*300e,* introduced in December 2000, and the EG4/*200e,* introduced in July 2001, are targeted at the parametric test ("e-test") segment of the wafer probe market. The EG5/*300e,* based on the EG5/*300,* is targeted at the emerging 300mm market. The EG4/*200e,* based on the EG4/*200* platform is for the 200mm market. Both systems incorporate patented technology licensed from our partner, Cascade Microtech Inc. This technology allows extremely precise, low-level electrical measurements to be made at the wafer level. This type of electrical measurement performance is becoming increasingly critical for advanced sub-micron semiconductor processes.

EGsoft Software Products

EGsoft's business focus is on Collaborative Process Management, providing software tools and solutions for semiconductor manufacturing. EGsoft's collaborative manufacturing tools deliver new ways of leveraging the Internet and process management technologies. These tools allow semiconductor manufacturers to convert data to corrective action at any level— from the process cell to the entire manufacturing enterprise. EGsoft offers semiconductor makers a complete software infrastructure that spans everything from IC design-for-manufacturing to final test. EGsoft's offerings provide a software environment that connects people, equipment, and processes throughout the fab and around the world. This software infrastructure enables our customers to manage their fabs more efficiently, to speed product cycles, and to improve yield and profitability. EGsoft's products include: Collaborative Process Management Tools, Design for Manufacturing software (CADNav — Merlin), Fab Solutions (YieldManager, LCD-YM), and Test Solutions (SORTnet, SORTmanager).

Wafer Inspection Products

The QuickSilver series of automated wafer inspection products are designed for inspection of wafers in the post fab environment. These products feature sophisticated technologies such as Time Delay Integration (TDI) and dedicated image processing systems that allow for high-speed acquisition of complex images of the wafer surface. This high-speed image acquisition allows the QuickSilver system to be used in production applications, inspecting every die on every wafer. The QuickSilver system can be configured for several different inspection applications including solder bump, gold bump, surface defect, and probemark inspection. An important capability of the QuickSilver inspection systems is the ability to train new products, review inspection results and automatically classify defects. The QuickLook process visualization station is offered to provide these capabilities in an off-line mode, allowing users to get maximum utilization on their QuickSilver inspection system.

Engineering, Research and Development

The market for semiconductor manufacturing equipment is characterized by continuous technological development and product innovation. The Company believes that continued, timely development of new products and enhancements to existing products is necessary to maintain its competitive position. Accordingly, the Company devotes a significant portion of its personnel and financial resources to engineering, research and development programs. The Company uses its close relationships with key customers to make product improvements that respond to such customers' needs.

Engineering, research and development expenses were $31.6 million, $28.3 million and $26.9 million in 2001, 2000 and 1999, respectively, or 37.3%, 12.6% and 21.2% of net sales, respectively. Engineering, research and development expenses consist primarily of salaries, project materials, consultant fees, and other costs associated with the Company's ongoing efforts in hardware and software product development and enhancement.

Marketing, Sales and Service

The Company primarily sells its products directly to end-users and believes that using a direct sales force provides a significant competitive advantage in communicating with customers and responding to market demands. The Company generally sells product on net 30-day terms to most customers. Other, primarily foreign, customers are required to deliver a letter of credit typically payable upon product delivery. The Company generally warrants its products for a period of up to 12 months from shipment for material and labor repair. Installation is customarily included in the price of the product. The Company's field engineers provide customers with call out repair and maintenance services for a fee. Customers may enter into repair and maintenance service contracts covering the Company's products. For a fee, the Company trains customer employees to perform routine service. Telephone consultation services are generally provided free of charge.

In the United States, Electroglas maintains sales and service offices in Arizona, California, Oregon, Massachusetts and Texas. In Europe, the Company maintains sales and service offices in France, Germany and the United Kingdom. In Asia, the Company maintains direct sales and service offices in Japan, Korea, People's Republic of China, Singapore and Taiwan. As of December 31, 2001, the Company employed approximately 196 people worldwide in sales, service, applications, logistics, technical support, and customer service.

Customers

Electroglas sells its products to leading semiconductor manufacturers throughout the world. In 2001, STMicroelectronics accounted for 12% of net sales. In 2000, STMicroelectronics, Philips and Atmel accounted for 18%, 14% and 13% of net sales, respectively. In 1999, STMicroelectronics and IBM accounted for 19% and 14% of net sales, respectively. International sales represented 51%, 53% and 38% of the Company's net sales in 2001, 2000 and 1999, respectively. These sales represent the combined total of export sales made by United States operations and all sales made by foreign operations.

Manufacturing and Suppliers

The Company's assembly equipment manufacturing activities consist primarily of integrating components and subassemblies to create finished prober systems, spares and upgrades configured to customer specifications. The Company schedules production based upon firm customer commitments and anticipated orders during the planning cycle. In January 2002, the Company announced plans to move prober manufacturing from San Jose, California to Singapore. Certain of the components and subassemblies included in the Company's products are obtained from a single source. However, the Company believes that alternative sources exist or can be developed, if necessary.

Quality control is maintained through the assembly and test process, with documented instructions and test procedures and final inspection for all manufactured equipment prior to shipment. The Company trains all of its employees in basic quality skills and regularly participates in quality sharing meetings with other equipment manufacturers and customer quality audits of procedures and personnel. The Company is ISO 9001 Certified.

Backlog

The Company's backlog was $22.6 million and $54.6 million as of December 31, 2001 and 2000, respectively. The Company's backlog consists of product orders for which a customer purchase order has been received or a customer order has been communicated and which is scheduled for shipment or is earned within the next twelve months. Orders are subject to cancellation or rescheduling by the customer, generally with a cancellation charge. Due to possible changes in product delivery schedules and cancellation of product orders and because the Company's sales will often reflect orders shipped in the same quarter received, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Backlog also includes deferred revenue comprised of products shipped (but not recognizable as revenue per the Company's revenue recognition policy), maintenance revenue that is being amortized over twelve months or less, and services earned or to be performed within the next year.

Competition

The semiconductor equipment industry is highly competitive. The principal competitive factors in the industry are product performance, reliability, service and technical support, product improvements, price, established relationships with customers and product familiarity. The Company believes that its products compete favorably with respect to each of these factors.

The Company's major competitors in the prober market segment are Tokyo Electron Limited ("TEL") and Tokyo Seimitsu ("TSK"). The major competitor in the post fab inspection market segment is August Technologies. The main competitors in the process management software market segment are KLA-Tencor and HPL Technologies. Some of the Company's competitors have greater financial, engineering and manufacturing resources than the Company as well as larger service organizations and long-standing customer relationships. There can be no assurance that levels of competition in the Company's particular product market will not intensify or that the Company's technological advantages will be reduced or lost as a result of technological advances by competitors or changes in semiconductor processing technology. (See "Factors that May Affect Results and Financial Condition — Highly competitive industry, Japanese market segment and Japanese competition.")

Patents, Trademarks, Copyrights and Other Intellectual Property

The Company believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees, rather than on patents, trademarks and copyrights. Nevertheless, the Company has a policy of seeking patents when appropriate on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. The Company owns various patents and has applied for additional patent protection in the United States and abroad for the technology in its products. The Company also has several registered United States and international trademarks. The Company maintains unregistered copyrights on its software and typically maintains the source code for its products as a trade secret.

The Company also relies upon trade secret protection for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its employees. There can be no assurance, however, that others will not independently gain information and techniques or otherwise gain access to the Company's trade secrets or that the Company can meaningfully protect its trade secrets. (See "Factors that May Affect Results and Financial Condition — Patents and other intellectual property.")

Employees

As of December 31, 2001, the Company employed approximately 635 people. Many of the Company's employees are highly skilled, and the Company's success will depend in part upon its ability to attract and retain such employees, who are in great demand. The Company has never had a work stoppage or strike, and no employees are represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be good.

Item 2. *Properties*

In the first quarter of 2000, the Company consolidated its executive office, manufacturing, engineering, and research and development operations into an approximately 260,000 square foot facility located in San Jose, California. This space is under a lease expiring in 2003, with monthly rent payments based on the London Interbank Offering Rate (LIBOR). At current interest rates and based on the lease amount of $48.3 million at December 31, 2001, the annual lease payments currently represent approximately $1.3 million. In January 2002, the Company entered into a three-year operating lease for a 39,000 square foot manufacturing facility in Singapore with annual lease payments of approximately $402,000. Management considers the above facilities suitable and adequate to meet the Company's requirements for the next twelve months and that suitable additional or substitute space will be available as needed.

Item 3. *Legal Proceedings*

The Company is not currently involved in any legal actions that it believes are material. From time to time, however, the Company may be subject to various claims and lawsuits by customers, suppliers, competitors, and employees arising in the normal course of business, including suits charging infringement or violations of antitrust laws. Such suits may seek substantial damages and, in certain instances, any damages awarded would be trebled.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of the security holders of the Company during the fourth quarter ended December 31, 2001.

PART II

Item 5. *Market for the Registrant's Common Equity and Related Stockholder Matters*

Market Prices for Common Stock

The Company's common stock is traded on the Nasdaq National Market System under the symbol "EGLS." The following table sets forth for the periods indicated the actual high and low sales prices per share of common stock as reported on the Nasdaq National Market System:

	2001		2000	
Fiscal Year	High	Low	High	Low
1st Quarter	19 1/8	14 11/16	43 7/16	22 1/8
2nd Quarter	17 11/16	14 3/8	40 5/8	21 1/2
3rd Quarter	17 9/16	12	25 3/16	17 1/16
4th Quarter	16 1/16	12 1/8	17 5/16	12 15/16

On January 30, 2002, the closing price of our common stock was $14.98.

The Company has never declared or paid cash dividends on the shares of common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. As of January 30, 2002, the Company had approximately 8,000 shareholders of record.

Item 6. *Selected Financial Data*

On December 3, 1999, the SEC Staff issued Staff Accounting Bulletin (SAB 101), "Revenue Recognition in Financial Statements." The SEC Staff addressed several issues in SAB 101, including the timing for recognizing revenue derived from selling arrangements that involve contractual customer acceptance provisions and installation of the product if these events occur after shipment and transfer of title. In connection with its adoption of SAB 101, the Company recorded a non-cash charge of $2.0 million, or ($0.09) per diluted share, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year 2000. The Company's revenue recognition policies are disclosed in Note 1 to the Company's Consolidated Financial Statements.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Selected consolidated financial data					
Net sales	$ 84,662	$225,529	$126,695	$101,599	$150,035
Gross profit	21,232	107,520	57,795	33,724	63,626
Engineering, research and development	31,552	28,336	26,865	30,538	21,897
Selling, general and administrative	38,890	42,430	29,667	33,334	32,532
In-process research and development	281	—	—	—	27,029
Impairment of long-lived assets	—	—	—	9,578	—
Operating income (loss)	(49,491)	36,754	1,263	(39,726)	(17,832)
Interest and other income, net	7,853	9,573	6,171	5,527	4,844
Income (loss) before income taxes	(41,638)	46,327	7,434	(34,199)	(12,988)
Provision (benefit) for income taxes[1]	16,431	3,854	1,858	(2,614)	2,949
Income (loss) before cumulative effect of change in accounting principle	(58,069)	42,473	5,576	(31,585)	(15,937)
Cumulative effect of change in accounting principle, net of $0 tax	—	(2,029)	—	—	—
Net income (loss)[1][2][3]	$(58,069)	$ 40,444	$ 5,576	$(31,585)	$(15,937)
Basic net income (loss) per share before cumulative effect of change in accounting principle	$ (2.78)	$ 2.06	$ 0.28	$ (1.62)	$ (0.86)
Cumulative effect of change in accounting principle	—	(0.10)	—	—	—
Basic net income (loss) per share	$ (2.78)	$ 1.96	$ 0.28	$ (1.62)	$ (0.86)
Diluted net income (loss) per share before cumulative effect of change in accounting principle	$ (2.78)	$ 2.01	$ 0.27	$ (1.62)	$ (0.86)
Cumulative effect of change in accounting principle	—	(0.09)	—	—	—
Diluted net income (loss) per share	$ (2.78)	$ 1.92	$ 0.27	$ (1.62)	$ (0.86)
Pro forma amounts assuming the accounting change for SAB 101 is applied retroactively (unaudited):					
Net income (loss)		$ 42,473	$ 5,160	$(32,377)	*
Basic net income (loss) per share		$ 2.06	$ 0.26	$ (1.67)	*
Diluted net income (loss) per share		$ 2.01	$ 0.25	$ (1.67)	*
Working capital	$119,197	$215,629	$165,731	$136,643	$172,423
Total assets	213,871	291,430	202,191	184,241	228,919
Short-term borrowings	1,171	1,232	1,624	566	1,160
Total equity	179,816	234,029	177,338	167,667	199,734

* Data was not available in sufficient detail to provide pro forma information for this year.

(1) Net loss for 2001 includes a charge of $15.6 million relating to the revaluation of the Company's deferred tax assets.

(2) Net loss for 1998 includes a $9.6 million pretax charge for impaired technology and intangibles related to previous acquisitions and a $8.1 million charge related to the revaluation of the Company's deferred tax assets.

(3) Net loss for 1997 includes pretax in-process research and development charges of $23.5 million and $3.5 million resulting from the acquisitions of Knights Technology, Inc. and Techné Systems, Inc., respectively. In addition, the Company incurred a $1.6 million pretax charge in 1997 for environmental remediation costs.

Unaudited Quarterly Consolidated Financial Data

The Company's fiscal year end is December 31. The Company's fiscal quarters end on the Saturday nearest the end of the calendar quarters. For convenience, the Company has indicated that its quarters end on March 31, June 30 and September 30.

	Quarter			
	First	Second	Third	Fourth
2001	(In thousands, except per share data)			
Net sales	$40,079	$ 21,919	$ 9,454	$ 13,210
Gross profit (loss)	15,155	5,213	(120)	984
Net loss	(2,158)	(26,895)	(14,416)	(14,600)
Basic net loss per share	(0.10)	(1.29)	(0.69)	(0.70)
Diluted net loss per share	(0.10)	(1.29)	(0.69)	(0.70)

The following information demonstrates the effects on the first three quarters of fiscal 2000 as if the provisions of SAB 101 had been applied as of the beginning of the fiscal year.

	Quarter						
	First		Second		Third		Fourth
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	
2000	(In thousands, except per share data)						
Net sales	$53,367	$50,102	$59,088	$56,593	$58,015	$59,359	$59,475
Gross profit	26,536	24,532	28,601	27,957	27,268	28,144	26,887
Income before cumulative effect of change in accounting principle	9,624	8,807	11,959	11,602	10,612	11,936	10,128
Cumulative effect of change in accounting principle	—	(2,029)	—	—	—	—	—
Net income	$ 9,624	$ 6,778	$11,959	$11,602	$10,612	$11,936	$10,128
Amounts per common share (diluted):							
Income before cumulative effect of change in accounting principle	$ 0.45	$ 0.42	$ 0.56	$ 0.54	$ 0.50	$ 0.57	$ 0.49
Cumulative effect of change in accounting principle	—	(0.10)	—	—	—	—	—
Net income	$ 0.45	$ 0.32	$ 0.56	$ 0.54	$ 0.50	$ 0.57	$ 0.49

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

The components of the Company's statements of operations, expressed as a percentage of net sales, are as follows:

	Years Ended December 31,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.9	52.3	54.4
Gross profit	25.1	47.7	45.6
Operating expenses:			
Engineering, research and development	37.3	12.6	21.2
Selling, general and administrative	46.0	18.8	23.4
In-process research and development	0.3	—	—
Total operating expenses	83.6	31.4	44.6
Operating income (loss)	(58.5)	16.3	1.0
Interest income	9.0	4.4	5.0
Other expense, net	0.3	(0.2)	(0.1)
Income (loss) before income taxes	(49.2)	20.5	5.9
Provision for income taxes	19.4	1.7	1.5
Income (loss) before cumulative effect of change in accounting principle	(68.6)	18.8	4.4
Cumulative effect of change in accounting principle, net of $0 tax	—	(0.9)	—
Net income (loss)	(68.6)%	17.9%	4.4%

Results of Operations

Years Ended December 31, 2001, 2000 and 1999

Critical Accounting Policies and Estimates

General: Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, inventory valuation, warranties, allowances for doubtful accounts, and minority equity investments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition: We recognize revenue on the sale of our semiconductor manufacturing equipment when we have received a customer purchase order or contract, when we have delivered the products or services, when we can be assured of the total purchase price without making significant concessions and when we are assured of our ability to collect from our customer. We sell to an industry that is highly cyclical with periods of high demand and significant oversupply. The companies in the industry continue to consolidate as they are faced with rapidly increasing capital requirements and expensive technological change (our top five customers accounted for 39% and 56% of sales in fiscal years 2001 and 2000). In recognizing revenue we make certain assumptions and estimates, namely: for our legacy products, we recognize revenue upon product shipment or delivery on the basis that we have a legally enforceable claim on payment and for our newer products, we recognize revenue upon signed customer acceptance. With respect to the assumption of collectibility from our customers, we assume, based on past history, that we will continue to collect our receivables from them without significant delays in payments or product concessions, despite the fact that they have larger financial size relative to us and despite our dependence on a them in a heavily concentrated industry.

Inventory valuation: We value our inventories at the lower of cost or market using the first-in, first-out method. We may record charges to write down inventory due to excess, obsolete and slow moving inventory based on an analysis of the impact of changes in technology on our products, the timing of these changes and our estimates of future sales volumes. These projections of changes in technology and forecasts of future sales are estimates. We typically use a rolling twelve month forecast based on anticipated product orders, product order history, forecasts and backlog to assess our inventory requirements. We then consider current market conditions and the timing and impact of technological change. At December 31, 2001, as a result of the downturn that affected the entire semiconductor industry and as we do not expect significant technological change in our legacy products in the next eighteen months, we have valued inventory based on our rolling forecast beyond twelve months. If there is continued weak demand in the semiconductor equipment markets and orders fall below our forecasts, additional write downs of inventories may be required which may negatively impact gross margins in future periods.

Warranty: We generally warrant our products for a period of twelve months and we accrue a current liability for the estimated cost of warranty upon shipment. For our legacy products this accrual is based on historical experience and for our newer products this accrual is based on estimates from similar products. In addition, from time to time, specific warranty accruals may be made if an unforeseen technical problem arises. If we experience unforeseen technical problems with our products in future periods to meet our product warranty requirements, revisions to our estimated cost of warranty may be required, and our gross margins will be negatively impacted.

Allowance for doubtful accounts: We monitor the collectibility of our accounts receivable and record a reserve for doubtful accounts against specifically identified amounts that we believe are uncollectible. We sell primarily to large, well financed semiconductor manufacturers and we have not experienced significant doubtful accounts losses in the past. We have, however, experienced slow downs in receivable collections, especially in semiconductor equipment down cycles, as customers extend their payment schedules to conserve their cash balances. If our customers continue to experience down cycles or their financial condition were to deteriorate, we may be required to increase our reserve for doubtful accounts.

Minority equity investments: We have certain minority equity investments in non-publicly traded companies that are recorded at the original cost. In determining if and when a cost method investee's decline in value below cost is other-than-temporary, we evaluate the market conditions, offering prices, trends of earnings, price multiples, and other key measures for our investments accounted for at cost. When we believe such a decline to be other-than-temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline. For securities that do not have a readily determinable market price, we compare the net carrying amount of our cost method investments to similar equity securities with quoted prices when possible after giving effect to differences in risk premiums, estimated future cash flows, and other factors influencing the market value of the securities. When comparisons to quoted securities are not practical, we estimate the fair value based on recent sales and purchases of similar unquoted equity securities, independent appraisals, or internally prepared appraisals to estimate the fair value.

Net Sales

Net sales were $84.7 million in 2001, down 62.5% from $225.5 million in 2000. Net sales were $225.5 million in 2000, up 78.0% from $126.7 million in 1999. During 1999 and 2000, the Company showed sequential quarterly sales growth as customers continued to order test expansion capacity to meet the growth in demand for semiconductors. During the fourth quarter of 2000, and throughout 2001, the Company experienced a slowdown in equipment orders as customers continued to curtail their capital spending in response to persisting excess production capacity conditions. Historically, the semiconductor and semiconductor equipment industries have been cyclical. These conditions adversely impacted the Company's sales for 2001 and are expected to continue into 2002. The Company continues to have poor visibility with respect to the level of orders for the coming quarters.

Net sales were comprised of prober and inspection systems, EGsoft products, and aftermarket sales, consisting primarily of service, spare parts and upgrades in support of the prober and inspection businesses. Net sales for prober and inspection systems were $53.1 million, $189.6 million and $95.4 million in 2001, 2000 and 1999, respectively. Net sales for EGsoft products were $8.5 million, $8.5 million and $9.9 million in 2001, 2000 and 1999, respectively. Net sales for aftermarket sales were $23.1 million, $27.4 million and $21.4 million in 2001, 2000 and 1999, respectively. Service revenue was less than 10% of net sales in each year.

International sales represented 51%, 53% and 38% of net sales for the years 2001, 2000 and 1999, respectively. During 2001, the Company experienced weakness across its major geographic regions. The decrease in the percentage of international sales in 2001 from 2000 was due to a greater decline in European and Asian-Pacific region sales relative to the decline in North American sales. During 2000 and 1999, the Company experienced sales growth, in absolute dollars, across all of its major geographic markets. The increase in the percentage of international sales in 2000 from 1999 was due to an increase in the purchase of probers by major customers in Europe and Asia. French sales included in international sales represented 14%, 20% and 11% of the Company's net sales in 2001, 2000 and 1999, respectively. Sales to Japan were denominated in Japanese yen. Sales to the rest of Asia and Europe were primarily denominated in United States dollars, except for France in which the invoiced currency was a mix between the United States dollar and French franc. The Company anticipates that international sales will continue to be a significant portion of sales in 2002.

Gross Profit

Gross profit was 25.1%, 47.7% and 45.6% in 2001, 2000 and 1999, respectively. The decrease in gross profit in 2001 compared to 2000 was due primarily to reduced unit sales volumes and high factory fixed costs as a percentage of total costs. In addition, the Company wrote down inventories by $6.7 million, $2.7 million and $1.2 million in 2001, 2000 and 1999, respectively. The Company periodically reviews the carrying value of its inventories by evaluating material usage and requirements to determine inventory obsolescence and excess quantities, and reduces the inventory value when appropriate. The Company increased its inventory write downs in fiscal 2001 over the prior year as outlooks for demand in semiconductor equipment in the current cyclical downturn continued to be weak. The Company generally warrants its products for a period of twelve months and accrues a current liability for estimated cost of warranty upon shipment. Due to a 62% decrease in 2001 net sales, the accrued liability for estimated cost of warranty was reduced by $1.3 million from the previous year. The increase in gross profit in 2000 compared to 1999 was due primarily to increased capacity utilization from higher unit volume and lower material costs, offset partially by lower selling prices from changes in product mix.

The Company believes that its gross profit will continue to be affected by a number of factors, including competitive pressures, changes in demand for semiconductors, product mix, the proportion of international sales, the level of software sales, and excess manufacturing capacity costs. Continued weak demand and changes in market conditions may cause orders to be below forecasts as was experienced throughout 2001, which may result in excess inventory. Consequently, additional write downs of inventories may be required, which may negatively impact gross profit in future periods.

In January 2002, the Company announced plans to move its prober manufacturing operations to Singapore to realize potential cost savings of 10% to 20% once full production is reached. The Company expects to record a restructuring charge of $1.0 to $1.5 million in the first quarter of 2002 in connection with this move. There is no assurance the Company will realize cost savings from such a move and that expenses related to the move will not adversely affect operating results.

Engineering, Research and Development

Engineering, research and development (ER&D) expenses were 37.3%, 12.6% and 21.2%, as a percentage of sales, for 2001, 2000 and 1999, respectively. In 2001, ER&D expenses were $31.6 million, up 11.3% from $28.3 million in 2000. This increase, as a percentage of sales, was primarily due to lower sales volume in 2001, and the increase in year over year spending resulted from increased prototype expenses in 2001 related to new product development programs, as well as increased personnel costs. In 2000, ER&D expenses were $28.3 million, up 5.5% from $26.9 million in 1999. This increase reflects ongoing investment in new product development programs in both the hardware and software businesses.

During the current business cycle downturn, the Company intends to control discretionary expenses and continue investing in its new product development programs. Engineering, research and development expenses consist primarily of salaries, project materials, consultant fees, and other costs associated with the Company's ongoing efforts in hardware and software product development and enhancement.

Selling, General and Administrative

Selling, general and administrative (SG&A) expenses were 46.0%, 18.8% and 23.4%, as a percentage of sales, in 2001, 2000 and 1999, respectively. In 2001, SG&A expenses were $38.9 million, down 8.3% from $42.4 million in 2000. This decrease was primarily due to reduced employee incentives and sales commissions, mandatory vacations and curtailed discretionary spending. In 2000, SG&A expenses were $42.4 million, up 43.0% from $29.7 million in 1999. This increase was primarily due to higher employee incentives and sales commission costs and additional occupancy expenses related to the Company's move to its new facilities in San Jose, California.

In-process Research and Development

In-process research and development was $0.3 million in 2001. This charge in 2001 resulted from the write-off of in-process research and development costs in the acquisition of Statware, Inc.

Interest Income

Interest income was $7.6 million, $10.0 million and $6.3 million in 2001, 2000 and 1999, respectively. The decrease in 2001 from 2000 was principally due to declining interest rates and lower cash and short-term investment balances. The increase in interest income from 1999 to 2000 was principally due to higher yielding instruments and higher average cash balances.

Other Income (Expense), Net

Other income (expense), net was $0.2 million, ($0.4) million, and ($0.2) million in 2001, 2000 and 1999, respectively. In 2001, these amounts consist primarily of rental income from a facilities sublease offset by foreign exchange losses.

Provision for Income Taxes

The income tax rate as a percentage of income (loss) before taxes was 39.5%, 8.7% and 25.0%, for 2001, 2000 and 1999, respectively. The increase in the 2001 income tax rate compared to 2000 reflects minimum state and foreign income taxes plus an increase of $15.6 million in 2001 in the valuation allowance against its net deferred tax assets to a full valuation allowance in the amount of $45.8 million. Realization of the Company's deferred tax assets depends on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from net operating loss and credit carryforwards. Due to the uncertainty of the timing and amount of such realization, management concluded that a full valuation allowance was required at December 31, 2001. The decrease in the 2000 income tax rate compared to 1999 reflects the partial release of the valuation allowance related to net operating losses and tax credit carryforwards and the utilization of the 2000 estimated research and development tax credits.

Liquidity and Capital Resources

The Company's cash, cash equivalents, short-term investments, and restricted cash were $135.1 million at December 31, 2001, a decrease of $29.4 million from $164.5 million at December 31, 2000.

Cash used in net operating activities was $20.4 million for the year 2001. This was due to net loss of $58.1 million offset primarily by noncash charges of depreciation, amortization, write-off of in-process research and development, and the loss on the sale of fixed assets to income of $7.9 million, a decrease in operating assets of $10.8 million, and a decrease in deferred income taxes of $18.9 million. The net decrease in operating assets was primarily due to the following: a decrease of $41.6 million in accounts receivable resulting from a lower level of shipments, a decrease of $7.7 million in accrued liabilities due to lower employee incentives and decreased deferred revenue, a decrease of $14.6 million in accounts payable due to a reduction in inventory purchases, and an increase of $7.5 million in inventories attributable primarily to initial production of new products and a slowdown of business during 2001.

Cash provided by investing activities was $0.5 million due primarily to net investment maturities of $58.5 million. This was offset by an increase in restricted cash investments of $48.3 million, capital expenditures of $8.2 million, principally for network infrastructure and capitalized costs of purchasing and implementing the Company's ERP system, other investments and license payments of $0.9 million, and a net cash payment of $0.6 million related to the Statware acquisition.

Cash provided by financing activities was comprised of $0.9 million from the sale of common stock under employee stock plans. This was offset by net payments of $0.2 million on short-term borrowings by the Company's Japanese subsidiary and the repayment of a bank loan assumed by the Company in connection with the Statware acquisition. The Company's Japanese subsidiary has credit facilities with a total borrowing capacity of approximately $2.9 million (denominated in yen) with two Japanese banks. A $2.0 million cash collateral was placed by the Company with the U.S. branch of one of the Japanese banks to guarantee one of the facilities. As of December 31, 2001, $1.2 million was outstanding under these facilities (at the current bank interest rate of 1.9% at December 31, 2001) which are used by the Company's Japanese subsidiary to finance its working capital requirements.

In March 1997, the Company entered into a $12.0 million, five-year operating lease for approximately 21.5 acres of land in San Jose, California. In July 1998, the lease agreement was amended to provide a construction allowance. The lease agreement was further amended and, effective June 2001, required a mandatory collateralization of $48.3 million, which was included in other assets as restricted cash. This amendment also included an adjustment to the interest rate and certain restrictions on the repurchase of the Company's common stock. The monthly lease payments are based on the London Interbank Offering Rate (LIBOR). At current interest rates, as amended, and based on the lease amount of $48.3 million at December 31, 2001, the annual lease payments are approximately $1.3 million. These interest rates are sensitive to inflation and other economic factors, and a significant increase in interest rates may have a negative impact on the earnings of the Company. At December 31, 2001, the Company was in compliance with the restrictive covenants contained in the lease agreement. At the end of the lease term, the guaranteed residual payment on the lease is approximately $41.1 million and the Company has the option to purchase the land and buildings for approximately $48.3 million. The Company believes that the property's fair value is greater than the guaranteed residual value at December 31, 2001. Demand for the Company's products fluctuate with the semiconductor business cycles and is expected to continue to fluctuate from period to period. These fluctuations could have a negative impact on the Company's operating results. There can be no assurance that the Company will continue to be in compliance with certain restrictive covenants related to its facilities lease. In the event of non-compliance, the Company has the option of renegotiating the lease or purchasing the land and buildings for approximately $48.3 million.

In January 2002, the Company entered into a three-year operating lease for a 39,000 square foot manufacturing facility in Singapore with annual lease payments of approximately $402,000. The Company expects to spend approximately $4.5 million in 2002 for leasehold improvements and equipment to outfit this facility.

The Company's principal source of liquidity as of December 31, 2001 consisted of $86.8 million of cash, cash equivalents, and short-term investments. The Company also has $48.3 million in cash equivalents fully collateralizing its lease commitment on its San Jose facility. Historically, the Company has generated cash in an amount sufficient to fund its operations. The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations, its planned operations and its planned capital expenditures for the foreseeable future, including its significant contractual obligations and commercial commitments as shown in the table below:

	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	Over 5 years
	(In thousands)				
Operating leases	$ 9,556	$ 3,988	$ 3,795	$1,665	$108
Singapore facility lease	1,206	301	402	402	101
Singapore capital expenditure	4,500	4,500	—	—	—
San Jose lease at maturity	48,300	—	48,300	—	—
Inventory purchase commitments	4,500	4,500	—	—	—
Total cash obligations	$68,062	$13,289	$52,497	$2,067	$209

Impact of Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 essentially eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of Statement 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. The adoption of SFAS 141 will not have an impact on the Company's financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and indefinitely lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. The Company amortized goodwill and other intangibles for all of fiscal 2001. The Company adopted SFAS 142 beginning January 1, 2002. At December 31, 2001, the Company had unamortized intangible assets of $0.3 million that will be transferred to goodwill upon adoption of SFAS 142 and unamortized goodwill of $1.8 million that will no longer be amortized. The Company will perform a transitional impairment review of goodwill by the end of the second quarter of fiscal 2002 and the impact, if any, will be reported in that quarter. Not having to amortize goodwill during fiscal 2002 will favorably impact the results of operations by approximately $0.6 million.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses the financial accounting and reporting requirements for disposal of long-lived assets and discontinued operations. SFAS 144 applies to all recorded long-lived assets that are held for use or that will be disposed of, but excludes goodwill and other intangible assets that are not amortized. The Company plans to adopt this Standard in fiscal 2002.

Factors that May Affect Results and Financial Condition

Semiconductor industry downturns adversely affect Electroglas revenues and operating results. The Company's business largely depends on capital expenditures by semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products that use integrated circuits. The semiconductor industry is highly cyclical and has historically experienced periods of oversupply resulting in significantly reduced demand for capital equipment. The timing, length and severity of the up-and-down cycles are difficult to predict and affect the Company's ability to accurately forecast future revenues and expense levels. During a down cycle, the Company must be in a position to adjust its cost and expense structure to prevailing market conditions. Its ability to reduce expenses may be limited by the need to invest in the engineering, research and development, and marketing required to penetrate targeted foreign markets and maintain extensive customer service and support. During periods of rapid growth, the Company must be able to increase manufacturing capacity and personnel to meet customer demand. There can be no assurance that these objectives can be met, which would likely materially and adversely affect the Company's business and operating results.

Variability and uncertainty of quarterly operating results. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. The Company's backlog at the beginning of each quarter does not necessarily determine actual sales for any succeeding period. The Company's sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. Other factors that may influence the Company's operating results in a particular quarter include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, the Company's ability to design, manufacture and introduce new products on a cost-effective and timely basis, the delay between expenses to further develop marketing and service capabilities and the realization of benefits from those improved capabilities, and the introduction of new products by the Company's competitors. Accordingly, the Company's results of operations are subject to significant variability and uncertainty from quarter to quarter.

Dependence on new products and processes. Electroglas believes that its future success will depend in part upon its ability to continue to enhance existing products and to develop and manufacture new products, particularly those related to implementation of the Company's strategy to become a process management tool provider. As a result, the Company expects to continue to make a significant investment in engineering, research and development. There can be no assurance that the Company will be successful in the introduction, marketing and cost effective manufacture of any of its new products; that the Company will be able to develop and introduce new products in a timely manner; enhance its existing products and processes to satisfy customer needs or achieve market acceptance; or that the new markets for which the Company is developing new products or expects to sell current products, such as the market for 300mm wafer probers, markets related to the growth in the use of flip chips, and the market for process management software will develop sufficiently. To develop new products successfully, the Company depends on close relationships with its customers and the willingness of those customers to share information with the Company. The failure to develop products and introduce them successfully and in a timely manner could adversely affect the Company's competitive position and results of operations.

Dependence on principal customers. For the years ended December 31, 2001, 2000 and 1999, five of the Company's customers accounted for 39%, 56% and 52%, respectively, of its net sales. In 2001, STMicroelectronics accounted for 12% of net sales. In 2000, STMicroelectronics, Philips and Atmel accounted for 18%, 14% and 13% of net sales, respectively. In 1999, STMicroelectronics and IBM accounted for 19% and 14% of net sales, respectively. If one or more of the Company's major customers ceased or significantly curtailed its purchases, it would likely have a material adverse effect on the Company's results of operations.

Highly competitive industry. The Company's major competitors in the prober market segment are Tokyo Electron Limited ("TEL") and Tokyo Seimitsu ("TSK"). The major competitor in the post fab inspection market segment is August Technologies. The main competitors in the process management software market segment are KLA-Tencor and HPL Technologies. Some of the Company's competitors have greater financial, engineering and manufacturing resources than the Company as well as larger service organizations and long-standing customer relationships. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures may force price reductions that could adversely affect the Company's results of operations. Although the Company believes it has certain technological and other advantages over its competitors, maintaining and capitalizing on these advantages will require the Company to continue a high level of investment in engineering, research and development, marketing, and customer service and support. There can be no assurance that the Company will have sufficient resources to continue to make these investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. (See "Business — Competition.")

Japanese market segment and Japanese competition. Electroglas believes that competing Japanese companies in the prober market segment have a competitive advantage because they dominate the Japanese market segment (comprised of semiconductor fabrication facilities located in Japan and those located outside Japan that are controlled by Japanese companies). Electroglas has found it difficult to penetrate the large and technically advanced Japanese market, which represents a substantial percentage of the worldwide wafer prober market. (See "Business — Competition.") While Japanese semiconductor manufacturers in recent years have begun to build semiconductor fabrication facilities outside Japan, Electroglas has not yet had significant sales into such facilities. Further, Japanese semiconductor manufacturers have extended their influence outside Japan by licensing products and process technologies to non-Japanese semiconductor manufacturers; these licenses typically include a recommendation to use wafer probers and other semiconductor equipment manufactured by Japanese companies. In particular, Electroglas may be at competitive disadvantage with respect to the Japanese semiconductor capital equipment suppliers who have been engaged for some time in collaborative efforts with Japanese semiconductor manufacturers. There can be no assurance that Electroglas will be able to establish a significant presence in or ever compete successfully in the Japanese market segment. In addition, to the extent that the slowdown in the Japanese market segment has left the Company's Japanese competitors with excess inventory or excess capacity, they may offer substantial discounts on their products, increasing pricing pressure in both the Japanese market segment and elsewhere. Furthermore, weakness of the yen compared to the dollar may exacerbate this situation.

Lease agreement and covenants. The Company has a five-year operating lease on its headquarters location expiring in 2003 as discussed in Note 10 of the consolidated financial statements. This lease agreement, as amended, requires the Company to maintain certain financial ratios and a minimum level of net worth and requires a full mandatory cash collateralization of $48.3 million. Demand for the Company's products fluctuate with the semiconductor business cycles and is expected to continue to fluctuate from period to period. These fluctuations could have a negative impact on the Company's operating results and there can be no assurance that the Company will continue to be in compliance with certain restrictive covenants. In the event of non-compliance, the Company has the option of renegotiating the lease, seeking waivers from its lenders, or purchasing the land and buildings for approximately $48.3 million. The Company believes its lenders will provide it with waivers, if necessary, or allow the Company to renegotiate the lease. Expectations of future operating results and continued compliance with the lease covenants cannot be assured and the Company's lenders' actions are not controllable by the Company. If the Company's projections of future operating results are not achieved and/or it is deemed to have violated one of the lease covenants or declared to be in default under the lease, the Company would experience a material adverse impact on its reported financial position and results of operations could be negatively impacted.

Patents and other intellectual property. The Company's success depends in significant part on its intellectual property. While the Company attempts to protect its intellectual property through patents, copyrights and trade secrets, it believes that its success will depend more upon innovation, technological expertise and distribution strength. There can be no assurance that the Company will successfully protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held by the Company will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.

Some customers using certain products of Electroglas have received a notice of infringement from Technivison Corporation and the Lemelson Medical Education & Research Foundation ("Lemelson") alleging that the manufacture of semiconductor products infringes certain patents currently held by Lemelson. Certain of these customers have notified Electroglas that, in the event it is subsequently determined that the customer infringes certain of the Lemelson patents, they may seek reimbursement from Electroglas for some damages or expenses resulting from this matter. Electroglas has in turn notified its suppliers that, in the event, it is subsequently determined that its customers are determined to infringe and that Electroglas is responsible for any associated costs and fees, that it may seek reimbursement for the resultant costs and fees. Electroglas believes that its products do not infringe the Lemelson patents. Certain of the Company's customers are currently engaged in litigation with Lemelson involving 17 of its patents, and the validity of those patents has been placed in issue. In the future, it is possible that the Company's participation in the litigation may be required. Electroglas may incur costs with respect to such participation and cannot predict the outcome of this or similar litigation or the effect of such litigation upon Electroglas. To the best of the Company's knowledge, Lemelson has not asserted that the Company may be liable for infringing its patents.

Dependence on certain suppliers. Electroglas uses numerous suppliers to supply components and subassemblies for the manufacture and support of its products and systems. While Electroglas makes reasonable efforts to ensure that such components and subassemblies are available from multiple suppliers, this is not always possible. The Company may obtain certain key items from a single supplier or a limited group of suppliers. Cognex Corporation supplies substantially all of the machine vision processor systems used in the Company's products. Although Electroglas seeks to reduce its dependence on these limited source suppliers, disruption or termination of certain of these sources could occur and such disruptions could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. Moreover, a prolonged inability to obtain certain components, or a significant increase in the price of one or more of these components, could have a material adverse effect on the Company's business, financial condition and results of operations.

International operations. International sales accounted for 51%, 53% and 38% of the Company's net sales for 2001, 2000 and 1999, respectively. The Company expects international sales to continue to represent a significant percentage of net sales. A number of factors may adversely affect the Company's international sales and operations, including the imposition of governmental controls, fluctuations in the U.S. dollar, which could increase the foreign sales prices of the Company's products in local currencies, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs, and difficulties in staffing and managing international operations. Although these and similar regulatory, geopolitical and global economic factors have not yet had a material adverse effect on the Company's operations, there can be no assurance that such factors will not adversely impact the Company's operations in the future or require the Company to modify its current business practices. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

Manufacturing probers in Singapore. In January 2002, the Company announced plans to move prober manufacturing to Singapore to realize potential cost savings of 10% to 20% once full production is reached. The Company expects to record a restructuring charge of $1.0 to $1.5 million in the first quarter of 2002 in connection with this move. There is no assurance the Company will realize cost savings and that expenses related to the move will not adversely affect operating results.

Dependence on key employees. The future success of Electroglas partly depends on its ability to retain key personnel. The Company also needs to attract additional skilled personnel in all areas to grow its business. While many of the Company's current employees have many years of service with Electroglas, there can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees in the future.

Acquisitions. The Company may pursue acquisitions of complementary product lines, technologies or businesses such as the acquisitions of Knights and Techné in 1997 and Statware in 2001. Acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, which could materially adversely affect the Company's profitability. In 1998, the Company recorded asset impairment charges of $9.6 million, related principally to acquired goodwill and other intangible assets in connection with the Knights and Techné acquisitions. The Company may experience similar charges related to future acquisitions. Current or future acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. There can be no assurances as to the effect thereof of these, or future, acquisitions on the Company's business or operating results.

Possible volatility of common stock price. The market price of Electroglas Common Stock could fluctuate significantly in response to variations in quarterly operating results and other factors such as announcements of technological innovations or new products by the Company or by the Company's competitors, government regulations, developments in patent or other property rights, and developments in the Company's relationships with its customers. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, general economic conditions, and specific conditions in the semiconductor industry may adversely affect the market price of the Company's Common Stock.

Antitakeover provisions. The Company's Shareholders Rights Plan and certain provisions of the Company's Certificate of Incorporation and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of Electroglas. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of Electroglas Common Stock. Such provisions may also inhibit fluctuations in the market price of Electroglas Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue additional series of preferred stock that could have the effect of delaying, deterring or preventing a change in control of Electroglas. The issuance of additional series of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any Preferred Stock.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

At December 31, 2001, the Company's cash equivalents, restricted cash, and short-term investments consisted primarily of fixed income securities. The Company maintains a strict investment policy, which ensures the safety and the preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The portfolio includes only marketable securities with active secondary or resale markets. These securities are subject to interest rate risk and may decline in value when interest rates change. The table below presents notional amounts and related weighted-average interest rates by year of maturity for the Company's investment portfolio.

	2002	2003	Total	Fair Value
		(Dollars in thousands)		
Cash equivalents and restricted cash				
Fixed rate	$ 82,320	$ —	$ 82,320	$ 82,320
Average rate	2.32%	—	2.32%	—
Short-term investments				
Fixed rate	$ 30,988	$14,810	$ 45,798	$ 46,219
Average rate	5.19%	5.14%	5.17%	—
Total Investment Securities				
Fixed rate	$113,308	$14,810	$128,118	$128,539
Average rate	3.10%	5.14%	3.34%	—

Foreign Currency Exchange Rate Risk

The current foreign exchange exposure in all international operations is deemed to be immaterial. The Company believes the impact of a 10% change in exchange rates would not be material to the Company's financial condition and results of operations. Accordingly, the Company does not use derivative financial instruments to hedge its current foreign exchange exposure. (See Note 1 to the Company's Consolidated Financial Statements — Summary of Significant Accounting Policies, Foreign currency accounting.)

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

ELECTROGLAS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2001	2000	1999
Net sales (see Related Party Transactions Note 11)	$ 84,662	$225,529	$126,695
Cost of sales (see Related Party Transactions Note 11)	63,430	118,009	68,900
Gross profit	21,232	107,520	57,795
Operating expenses:			
Engineering, research and development	31,552	28,336	26,865
Selling, general and administrative	38,890	42,430	29,667
In-process research and development	281	—	—
Total operating expenses	70,723	70,766	56,532
Operating income (loss)	(49,491)	36,754	1,263
Interest income	7,639	9,976	6,347
Other income (expense), net	214	(403)	(176)
Income (loss) before income taxes	(41,638)	46,327	7,434
Provision for income taxes	16,431	3,854	1,858
Income (loss) before cumulative effect of change in accounting principle	(58,069)	42,473	5,576
Cumulative effect of change in accounting principle, net of $0 tax	—	(2,029)	—
Net income (loss)	$(58,069)	$ 40,444	$ 5,576
Basic net income (loss) per share before cumulative effect of change in accounting principle	$ (2.78)	$ 2.06	$ 0.28
Cumulative effect of change in accounting principle	—	(0.10)	—
Basic net income (loss) per share	$ (2.78)	$ 1.96	$ 0.28
Diluted net income (loss) per share before cumulative effect of change in accounting principle	$ (2.78)	$ 2.01	$ 0.27
Cumulative effect of change in accounting principle	—	(0.09)	—
Diluted net income (loss) per share	$ (2.78)	$ 1.92	$ 0.27
Shares used in basic calculations	20,910	20,616	19,591
Shares used in diluted calculations	20,910	21,104	20,278
Pro forma amounts assuming the accounting change for SAB 101 is applied retroactively (unaudited) (see Note 1):			
Net income		$ 42,473	$ 5,160
Basic net income per share		$ 2.06	$ 0.26
Diluted net income per share		$ 2.01	$ 0.25

See the accompanying notes to consolidated financial statements.

ELECTROGLAS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,565	$ 59,648
Short-term investments	46,219	104,825
Accounts receivable, net of allowance for doubtful accounts of $423 and $489	12,053	53,324
Inventories	40,249	32,751
Prepaid expenses and other assets	1,572	8,513
Total current assets	140,658	259,061
Restricted cash	48,300	—
Equipment and leasehold improvements, net	16,100	13,418
Other assets (see Notes 5 and 11)	8,813	18,951
Total assets	$213,871	$291,430
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 1,171	$ 1,232
Accounts payable (see Related Party Transactions Note 11)	3,461	17,929
Accrued liabilities	16,829	24,271
Total current liabilities	21,461	43,432
Non-current liabilities	12,594	13,969
Commitments and contingencies (see Note 10)		
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized shares 1,000; none outstanding	—	—
Common stock, $0.01 par value; authorized shares 40,000; issued and outstanding shares: 21,236 and 21,006	212	210
Additional paid-in capital	155,836	152,337
Retained earnings	26,129	84,198
Accumulated other comprehensive loss	(65)	(420)
Cost of common stock in treasury; 155 shares	(2,296)	(2,296)
Total stockholders' equity	179,816	234,029
Total liabilities and stockholders' equity	$213,871	$291,430

See the accompanying notes to consolidated financial statements.

ELECTROGLAS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount					Shares	Amount	
					(In thousands)				
Balance at January 1, 1999	19,860	$199	$130,927	$(688)	$ 38,178	$(128)	(62)	$ (821)	$167,667
Net income	—	—	—	—	5,576	—	—	—	5,576
Net unrealized losses on investments	—	—	—	—	—	(350)	—	—	(350)
Net translation adjustments	—	—	—	—	—	(123)	—	—	(123)
Total comprehensive income									5,103
Amortization of deferred compensation	—	—	—	295	—	—	—	—	295
Issuance of common stock under employee stock plans	381	3	5,230	—	—	—	—	—	5,233
Tax benefit of stock option exercises	—	—	515	—	—	—	—	—	515
Purchase of treasury stock	—	—	—	—	—	—	(71)	(1,029)	(1,029)
Settlement of escrow shares	—	—	—	—	—	—	(22)	(446)	(446)
Balance at December 31, 1999	20,241	202	136,672	(393)	43,754	(601)	(155)	(2,296)	177,338
Net income	—	—	—	—	40,444	—	—	—	40,444
Net unrealized gains on investments	—	—	—	—	—	181	—	—	181
Total comprehensive income									40,625
Amortization of deferred compensation	—	—	—	393	—	—	—	—	393
Issuance of common stock under employee stock plans	765	8	11,522	—	—	—	—	—	11,530
Tax benefit of stock option exercises	—	—	4,143	—	—	—	—	—	4,143
Balance at December 31, 2000	21,006	210	152,337	—	84,198	(420)	(155)	(2,296)	234,029
Net loss	—	—	—	—	(58,069)	—	—	—	(58,069)
Net unrealized gains on investments	—	—	—	—	—	355	—	—	355
Total comprehensive loss									(57,714)
Issuance of common stock under employee stock plans	68	—	930	—	—	—	—	—	930
Acquisition of Statware	162	2	2,569	—	—	—	—	—	2,571
Balance at December 31, 2001	21,236	$212	$155,836	$ —	$ 26,129	$ (65)	(155)	$(2,296)	$179,816

See the accompanying notes to consolidated financial statements.

ELECTROGLAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2001	2000	1999
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$ (58,069)	$ 40,444	$ 5,576
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	5,483	5,838	6,903
Amortization	2,086	950	1,676
Write-off of in-process research and development	281	—	—
Loss (gain) on disposal of fixed assets	39	148	(603)
Deferred income taxes	18,925	(19,431)	(3)
Deferred revenue — non-current	(1,375)	2,672	1,813
Changes in current assets and liabilities:			
Accounts receivable	41,587	(24,332)	(17,047)
Inventories	(7,498)	(18,956)	(439)
Prepaid expenses and other current assets	370	988	(876)
Accounts payable	(14,571)	8,855	6,336
Accrued liabilities	(7,677)	21,234	(925)
Income tax benefits from employee stock plans	—	4,143	515
Income taxes receivable/payable	12	1,280	9,840
	(20,407)	23,833	12,766
Cash flows from investing activities			
Capital expenditures	(8,192)	(11,223)	(3,148)
Purchases of investments, available-for-sale	(117,574)	(203,174)	(223,957)
Maturities of investments, available-for-sale	176,094	178,794	243,747
Decrease (increase) in restricted cash	(48,300)	—	17,712
Minority investments and related license payments (see Notes 5 and 11)	(900)	(500)	(4,530)
Acquisition of Statware, net of cash acquired	(561)	—	—
Other assets	(15)	36	60
	552	(36,067)	29,884
Cash flows from financing activities			
Net proceeds (payments) from short-term borrowings	(221)	(392)	1,058
Sales of common stock	930	11,530	5,233
Purchases of treasury stock	—	—	(1,029)
	709	11,138	5,262
Effect of exchange rate changes	63	12	(146)
Net increase (decrease) in cash and cash equivalents	(19,083)	(1,084)	47,766
Cash and cash equivalents at beginning of year	59,648	60,732	12,966
Cash and cash equivalents at end of year	$ 40,565	$ 59,648	$ 60,732
Supplemental cash flow disclosure:			
Cash paid (received) during the year for income taxes	$ (2,616)	$ 8,401	$ (8,449)
Common shares issued in connection with the acquisition of Statware	2,571	—	—

See the accompanying notes to consolidated financial statements.

ELECTROGLAS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Principles of consolidation and basis of presentation: The consolidated financial statements include the accounts of the domestic and foreign business operations of the Company for all periods. Intercompany transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with minimum yield risks and maturities of less than 90 days from the date of purchase to be cash equivalents.

Investments: The Company invests its excess cash in high-quality debt and equity instruments. Management determines the appropriate classification of the debt securities at the time of purchase as either held-to-maturity or available-for-sale and re-evaluates such designation as of each balance sheet date. Available-for-sale securities are stated at fair market value, with unrealized gains and losses reported in a separate component of stockholders' equity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income.

Minority equity investments: The Company has certain minority equity investments in non-publicly traded companies. These investments are recorded at the original cost and included in other assets. The Company periodically reviews these investments for impairment based on evaluation of the market conditions, offering prices, trends of earnings, price multiples, and other key measures. When the Company believes such a decline to be other-than-temporary, an impairment loss is recognized in the current period's operating results to the extent of the decline. For securities that do not have a readily determinable market price, the Company compares the net carrying amount of its cost method investments to similar equity securities with quoted prices when possible after giving effect to differences in risk premiums, estimated future cash flows, and other factors influencing the market value of the securities. When comparisons to quoted securities are not practical, the Company estimates the fair value based on recent sales and purchases of similar unquoted equity securities, independent appraisals, or internally prepared appraisals to estimate the fair value.

Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives (three to ten years) of assets. Leasehold improvements are amortized over the life of the related assets or the life of the lease, whichever is shorter.

Revenue recognition: The Company recognizes revenue on the sale of semiconductor manufacturing equipment when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed or determinable and collectibility is reasonably assured. Revenue on product sales and spare parts is recognized upon shipment or delivery depending on the shipping terms, except in the following situations: (i) all equipment sales to Japan are recognized upon signed customer acceptance; (ii) for customers who have demonstrated a history of bargaining for additional deliverables between the date of shipment and the date of acceptance, revenue is recognized upon payment in full; (iii) revenue on newly introduced products that are a substantially different platform than legacy products is recognized upon customer acceptance; (iv) product sales with payment terms that are dependent on customer acceptance are accounted for as multiple-element arrangements. The Company recognizes a portion of the revenue (excluding the fair value of the remaining installation obligations) upon shipment or delivery, depending upon the shipping terms, with the balance recognized on customer acceptance. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts.

The Company previously recognized revenue on the sale of semiconductor manufacturing equipment upon shipment, except for newly introduced products, which were recognized upon the successful completion of an evaluation period. In fiscal year 2000, the Company adopted SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." Financial statements for the year ended December 31, 2000 have been restated in accordance with SAB 101. In accordance with guidance provided in SAB 101, the Company recorded a non-cash charge of $2.0 million, which included deferred revenue of $4.2 million, to reflect the cumulative effect of the accounting change as of the beginning of fiscal year 2000. Of this amount, $2.9 million was recognized as revenue in 2000 and $1.3 million was recognized in 2001. The pro forma amounts presented in the statement of operations were calculated assuming the accounting change was retroactive to prior periods.

The Company also derives revenue from software licenses and postcontract customer support (PCS). Postcontract customer support includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided. In software arrangements that include rights to multiple software products, specified upgrades and PCS, the Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence. The Company recognizes the revenue allocable to software licenses and specified upgrades upon delivery of the software product or upgrade to the end user, unless the fee is not fixed or determinable or collectibility is not probable. The Company considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. The Company may enter into licenses to provide software to customers for a period of time, during which the customer, for a single fee, is entitled to receive unspecified products as well as maintenance and support until the end of the contract term. For these contracts, total contract revenue is recognized on a straight-line basis over the contract period.

At December 31, 2001, deferred revenue and gross profit of $6.7 million was included in accrued liabilities. This amount includes $3.0 million of maintenance and subscription revenue that is being amortized over the term of the agreements and $3.7 million of gross profit of prober and inspection products shipped but not recognizable as revenue per the Company's revenue recognition policy. Also, non-current liabilities includes $3.1 million of deferred software subscription revenue that is being amortized over the term of the agreement extending into 2004.

Warranty: The Company generally warrants its products for a period of 12 months from shipment for material and labor to repair the product; accordingly, a provision for the estimated cost of the warranty is recorded upon shipment.

Allowance for doubtful accounts: The Company sells its products primarily to large, well financed semiconductor manufacturers. Export sales are normally sold using letters of credit. The Company monitors the collectibility of accounts receivable and records a reserve for bad debts against specifically identified amounts that it believes will not be collected.

Engineering, research and development expenses: The Company is actively engaged in basic technology and applied research programs designed to develop new products and product applications. In addition, substantial ongoing product and process improvement, engineering and support programs relating to existing products are conducted within engineering departments. Engineering, research and development costs are charged to operations as incurred.

Foreign currency accounting: The United States dollar is the functional currency for all foreign operations, excluding Japan. The effect on the consolidated statements of operations of transaction and translation gains and losses is insignificant for all years presented. The Japanese yen is the functional currency for the Company's Japanese subsidiary and translation gains or losses related to this subsidiary are included as a component of stockholders' equity and comprehensive income.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

Net income (loss) per share: The following table sets forth the computation of basic and diluted net income (loss) per share:

	2001	2000	1999
		(In thousands)	
Numerator:			
Net income (loss)	$(58,069)	$40,444	$ 5,576
Denominator:			
Denominator for basic net income (loss) per share — weighted average shares	20,910	20,616	19,591
Effect of dilutive securities:			
Employee stock options	—	428	467
Contingently issued shares	—	60	220
Dilutive potential common shares	—	488	687
Denominator for diluted net income (loss) per share — adjusted weighted average shares	20,910	21,104	20,278
Basic net income (loss) per share	$ (2.78)	$ 1.96	$ 0.28
Diluted net income (loss) per share	$ (2.78)	$ 1.92	$ 0.27

Options to purchase 3,747,667 shares of common stock were outstanding at December 31, 2001, but were not included in the computation of diluted net loss per share as the effect would be anti-dilutive. There were 1,447,372 and 58,050 options outstanding at December 31, 2000 and 1999, respectively, that could potentially dilute basic net income per share in the future which were not included in the fully diluted net income earnings per share computation because they would have been anti-dilutive for the periods presented. In connection with previous acquisitions, 130,000 shares of common stock were in escrow as of December 31, 2001. These shares were subject to certain representations and warranties, and were not included in the computation of diluted net loss per share as the effect would be anti-dilutive.

Shipping and handling: The cost of shipping products to customers is not material, and is included in selling, general and administrative expenses.

Comprehensive income (loss): The following are the components of accumulated other comprehensive income (loss), net of related tax:

	2001	2000	1999
		(In thousands)	
Unrealized gain (loss) on investments	$ 421	$ 117	$ (64)
Foreign currency translation adjustments	(486)	(537)	(537)
	$ (65)	$(420)	$(601)

Accounting for long-lived assets: In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets," the Company reviews long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Measurement of impairment charges for long-lived assets to be held and used are based on the excess of the carrying amount over the fair value of those assets.

Impact of recently issued accounting pronouncements: In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 essentially eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of Statement 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. The adoption of SFAS 141 will not have an impact on the Company's financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and indefinitely lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. The Company amortized goodwill and other intangibles for all of fiscal 2001. The Company adopted SFAS 142 beginning January 1, 2002. At December 31, 2001, the Company had unamortized intangible assets of $0.3 million that will be transferred to goodwill upon adoption of SFAS 142 and unamortized goodwill of $1.8 million that will no longer be amortized. The Company will perform a transitional impairment review of goodwill by the end of the second quarter of fiscal 2002 and the impact, if any, will be reported in that quarter. Not having to amortize goodwill during fiscal 2002 will favorably impact the results of operations by approximately $0.6 million.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses the financial accounting and reporting requirements for disposal of long-lived assets and discontinued operations. SFAS 144 applies to all recorded long-lived assets that are held for use or that will be disposed of, but excludes goodwill and other intangible assets that are not amortized. The Company plans to adopt this Standard in fiscal 2002.

Note 2. Acquisition of Statware

On January 12, 2001, the Company acquired Statware, Inc. ("Statware"), a developer of process optimization software technologies. The total purchase price, in thousands of dollars, was $3,382 and consisted of: cash, $600; common stock issued, $2,571 (161,940 shares); and acquisition costs, $211. In connection with the acquisition, 70,262 shares of the Company's common stock, included as consideration, were deposited into escrow accounts of one to five years to indemnify the Company for any breach of Statware's representations and warranties. The acquisition was recorded under the purchase method of accounting and, accordingly, the results of operations of Statware are included in the Company's financial statements subsequent to the acquisition. The operating results of Statware were immaterial to the Company's operating results in prior years.

The purchase price was allocated, based on an independent appraisal obtained by the Company, to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values on the date of acquisition as follows (in thousands):

Cash	$ 39
Other assets, net	69
Identified intangibles:	
Developed technology	705
Customer base	235
Assembled workforce	140
Deferred tax liability	(399)
Goodwill	2,312
In-process research and development	281
	$3,382

To determine the value of in-process research and development of the acquired business, the Company considered, among other factors, the stage of development of each project, expected income, target markets, and associated risks. Associated risks included inherent difficulties and uncertainties in completing the project and, thereby, achieving technical feasibility and risks related to the viability of and potential changes in future target markets. In-process research and development that had not reached technical feasibility and did not have alternative future uses in the amount of $281,000 was expensed in the quarter ended March 31, 2001. To determine the value of developed technology, the expected future cash flows of each software product was discounted, taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. This analysis resulted in a valuation for completed software that had reached technological feasibility and, therefore, was capitalizable. Intangible assets will be amortized on a straight-line basis over estimated useful lives ranging from three to five years. Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is being amortized on a straight line basis over its estimated remaining useful life of five years. Intangible assets and goodwill, net of accumulated amortization, are included in other assets.

Note 3. Financial Instruments

Concentration of credit risk: Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents, short-term investments and trade receivables. The Company places its cash equivalents and short-term investments with high credit-quality financial institutions. The Company invests its excess cash in commercial paper, readily marketable debt and equity instruments, and collateralized funds of United States and state government entities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company sells its systems to semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral such as letters of credit whenever deemed necessary. The write-off of uncollectable amounts has been insignificant. Accounts receivable from customers in Asia were $1.4 million and $9.9 million at December 31, 2001 and 2000, respectively.

Fair value of financial instruments: The Company has evaluated the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses approximate the fair value due to their short maturities. Investment securities are reported at their estimated fair value based on quoted market prices. Realized gains and losses from the Company's investments are insignificant.

Investments: The following is a summary of the Company's investments for the years ended:

	Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
2001				
Corporate obligations	$21,220	$256	$—	$21,476
Repurchase agreements and master notes	8,400	—	—	8,400
U.S. agencies	1,999	1	—	2,000
Market auction preferred notes	3,000	—	—	3,000
Corporate notes	7,537	73	—	7,610
Corporate bonds	2,005	4	—	2,009
Medium term notes	5,018	55	—	5,073
Foreign debt securities	5,019	32	—	5,051
Total available-for-sale	54,198	421	—	54,619
Less amounts classified as cash and cash equivalents	(8,400)	—	—	(8,400)
	$45,798	$421	$—	$46,219

	Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
2000				
Commercial paper	$ 82,092	$130	$(24)	$ 82,198
U.S. agencies	18,016	21	(10)	18,027
Floating rate notes	2,600	—	—	2,600
Market auction preferred notes	2,000	—	—	2,000
	$104,708	$151	$(34)	$104,825

The following is a summary of amortized costs and estimated fair values of debt securities by contractual maturity:

	Available-for-Sale	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
2001		
Amounts maturing within one year	$31,716	$31,790
Amounts maturing after one year, within five years	22,482	22,829
Total available-for-sale	54,198	54,619
Less amounts classified as cash and cash equivalents	(8,400)	(8,400)
	$45,798	$46,219

Note 4. Balance Sheet Components

The following is a summary of balance sheet components by major category:

	2001	2000
Inventories	(In thousands)	
Raw materials	$23,812	$18,330
Work in process	7,075	10,712
Finished goods	9,362	3,709
	$40,249	$32,751

The Company periodically reviews the carrying value of its inventories by evaluating material usage and requirements to determine inventory obsolescence and excess quantities, and reduces the value when appropriate. As a result, the Company wrote down inventories by $6.7 million and $2.7 million in 2001 and 2000, respectively.

	2001	2000
Equipment and leasehold improvements	(In thousands)	
Equipment	$ 25,418	$ 20,435
Leasehold improvements	4,529	3,269
Office furniture and equipment	17,449	15,706
	47,396	39,410
Accumulated depreciation and amortization	(31,296)	(25,992)
	$ 16,100	$ 13,418
Accrued liabilities		
Accrued compensation and related compensation liabilities	$ 4,283	$ 7,910
Warranty reserves	1,839	3,179
Deferred revenue and gross profit	6,682	8,823
Other	4,025	4,359
	$ 16,829	$ 24,271

Note 5. Investment in Cascade Microtech, Inc.

In the second quarter of 1999, the Company entered into an agreement to purchase a minority equity interest in Cascade Microtech, Inc. ("Cascade") for approximately $3.0 million, which represented less than a 10% equity interest. In addition, the Company entered into an agreement to license certain technology from Cascade for approximately $2.0 million, which is being amortized to engineering expense on a straight-line basis over five years. In 2001, an additional $0.4 million payment was made in order to extend the exclusivity of the license agreement, which is being amortized to engineering expense on a straight-line basis over the remaining estimated useful life of the original investment. These amounts, net of accumulated amortization, are included in other assets. The Company's Chairman and Chief Executive Officer is a director of Cascade. (See Related Party Transactions Note 11).

Note 6. Short-term Borrowings

The Company's Japanese subsidiary has credit facilities with a total borrowing capacity of approximately $2.9 million (denominated in yen) with two Japanese banks. A $2.0 million cash collateral was placed by the Company with the U.S. branch of one of the Japanese banks to guarantee one of the facilities. As of December 31, 2001, $1.2 million was outstanding under these facilities (at the current bank interest rate of 1.9% at December 31, 2001) which are used by the Company's Japanese subsidiary to finance its working capital requirements.

Note 7. Stockholders' Equity

Preferred stock: The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of 1,000,000 shares of preferred stock from time to time in one or more series with such designation, rights preferences and limitations as the Board of Directors may determine, including the consideration received therefore, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption fund provisions, conversion rights, and voting rights, all without the approval of the holders of common stock.

Rights agreement: In February 1999, the Company amended its Shareholder Rights Plan (Rights Agreement) that was adopted on November 19, 1997. Pursuant to the Rights Agreement, rights were distributed at the rate of one right for each share of Common Stock owned by the Company's stockholders of record on December 5, 1997. The rights expire on December 4, 2007, unless extended or earlier redeemed or exchanged by the Company. Under the Rights Agreement, each right entitles the registered holder to purchase one-hundredth of a Series A Preferred share of the Company at a price of $140. The rights will become exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

Stock repurchase program: In May 1998, the Board of Directors authorized the repurchase of 1,000,000 shares of the Company's stock beyond the initial program to reduce the dilution resulting from its employee stock option and stock purchase plans. The Company purchased 71,000 and 62,000 shares of common stock at costs of $1.0 million and $0.8 million in 1999 and 1998, respectively.

Stock option plans: In May 2001, the Company adopted the 2001 Non-Officer Employee Stock Incentive Plan (2001 Plan) and reserved 1,300,000 shares for issuance. During 2001, 2000 and 1999, the Company's stockholders approved amendments to the 1997 Stock Incentive Plan (1997 Plan) to increase the number of shares reserved for issuance by 700,000, 1,000,000 and 300,000, respectively. At December 31, 2001, the Company had 1,331,584 options available for grant under its 2001 Plan and 1997 Plan for grant issuance to eligible employees and to provide for certain automatic grants of stock options to non-employee directors. Options under these plans are granted at fair market value, expire ten years from the date of grant and generally vest in quarterly installments, commencing one year from the date of grant.

The following table summarizes stock option activity and related information for the years ended:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(Share amounts in thousands)					
Outstanding — beginning of year	2,694	$18.04	2,607	$15.50	2,432	$15.15
Granted	1,215	$15.22	917	$23.48	669	$16.71
Exercised	(11)	$12.93	(671)	$15.03	(262)	$14.27
Cancelled	(150)	$22.43	(159)	$19.94	(232)	$16.67
Outstanding — end of year	3,748	$16.99	2,694	$18.04	2,607	$15.50

The following table summarizes information about outstanding options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
	(Share amounts in thousands)				
$ 2.06 - $12.98	640	6.54	$12.54	195	$11.85
$13.06 - $14.25	605	5.31	$13.90	452	$14.01
$14.45 - $15.50	617	6.73	$15.18	501	$15.25
$15.51 - $15.75	13	6.37	$15.74	10	$15.75
$16.02 - $16.02	684	6.41	$16.02	—	$16.02
$16.15 - $19.13	476	6.76	$17.87	284	$17.67
$20.00 - $24.88	580	8.00	$23.97	243	$23.22
$25.72 - $38.94	133	8.12	$32.21	74	$31.06
	3,748	6.66	$16.99	1,759	$16.72

In addition, the Company issued 100,000 shares of restricted stock in April 1996 under the 1993 Long Term Stock Incentive Plan. The Company recorded a deferred compensation charge equal to the fair value of the restricted stock at the time of issuance of $1.4 million. The deferred compensation charge was fully amortized at December 31, 2000.

Employee stock purchase plan (ESPP): The Company's 1998 Employee Stock Purchase Plan and 1993 Employee Stock Purchase Plan provide that eligible employees may purchase stock at 85% of its fair value on specified dates through payroll deductions. At December 31, 2001, the Company had 116,706 shares reserved for future issuance under these plans. The Company sold 57,000, 94,000 and 119,000 shares to employees in 2001, 2000 and 1999, respectively.

Stock based compensation: As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards. The weighted average grant date fair value of options and stock purchase rights granted during 2001, 2000 and 1999 was $9.43 and $5.90, $12.66 and $7.50, and $8.49 and $4.61, respectively.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted after December 31, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated using the following assumptions:

	Options			ESPP		
	2001	2000	1999	2001	2000	1999
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	62.0%	61.0%	54.0%	62.0%	61.0%	54.0%
Risk-free interest rate	6.0%	6.5%	6.5%	6.0%	6.5%	5.6%
Expected life (years)	4.0	4.0	4.0	0.5	0.5	0.5

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's as reported and pro forma information follows:

	As Reported 2001	Pro Forma 2001	As Reported 2000	Pro Forma 2000	As Reported 1999	Pro Forma 1999
	(In thousands, except per share amounts)					
Net income (loss)	$(58,069)	$(63,009)	$40,444	$35,336	$5,576	$1,687
Basic net income (loss) per share	$ (2.78)	$ (3.01)	$ 1.96	$ 1.71	$ 0.28	$ 0.09
Diluted net income (loss) per share	$ (2.78)	$ (3.01)	$ 1.92	$ 1.67	$ 0.27	$ 0.08

Incentive plans: The Company has adopted an Employee Incentive Plan and a Savings Plan covering substantially all of its employees who reside in the United States. The Board of Directors determines annually a formula for setting aside amounts into a profit sharing pool based upon performance targets to pay bonuses to employees. The charge to operations for these plans during 2001, 2000 and 1999 was $0, $3.3 million and $0.5 million, respectively.

Note 8. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows for the years ended:

	2001	2000	1999
	(In thousands)		
Federal:			
Current	$(3,105)	$11,192	$1,108
Deferred	16,064	(6,980)	—
	12,959	4,212	1,108
State:			
Current	60	250	25
Deferred	3,119	(3,152)	—
	3,179	(2,902)	25
Foreign:			
Current	551	2,385	728
Deferred	(258)	159	(3)
	293	2,544	725
Total provision for income taxes	$16,431	$ 3,854	$1,858

The tax benefits associated with exercises of nonqualified stock options and disqualifying dispositions of stock acquired through incentive stock options and the employee stock purchase plan reduce taxes currently payable for 2001, 2000 and 1999, as shown above by $0 million, $4.1 million and $0.5 million, respectively. Such benefits are credited to additional paid-in capital when realized. Pretax income (loss) from foreign operations was $(2.5) million, $5.7 million and $0.1 million for 2001, 2000, and 1999, respectively. Upon repatriation of foreign earnings, residual United States taxes would be immaterial.

The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense is as follows for the years ended:

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
	(In thousands except percentages)					
Tax computed at U.S. statutory rate	$(14,573)	(35.0)%	$15,504	35.0%	$ 2,602	35.0%
State income taxes (net of federal benefit)	2,066	5.0	(1,886)	(4.3)	16	0.2
Tax exempt investment income	—	—	(5)	—	(295)	(4.0)
Research and development credit	(900)	(2.2)	(1,000)	(2.3)	—	—
Foreign taxes	1,344	3.2	1,469	3.3	671	9.0
In-process research and development	98	0.2	—	—	—	—
Intangibles — goodwill	162	0.4	—	—	(156)	(2.1)
Alternative minimum tax (credit)	—	—	(981)	(2.2)	1,126	15.2
Valuation allowance	28,174	67.7	(7,902)	(17.8)	(2,148)	(28.9)
Tax exempt foreign sales corporation	—	—	(848)	(1.9)	(47)	(0.6)
Other, net	60	0.2	(497)	(1.1)	89	1.2
Provision for income taxes	$ 16,431	39.5%	$ 3,854	8.7%	$ 1,858	25.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax accounts are as follows for the years ended:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Intangible assets	12,490	6,141
Warranty reserves	1,032	1,079
Inventories	4,190	3,335
Depreciable assets	510	3,297
Deferred revenue	2,308	4,712
Net operating losses	14,617	759
Tax credit carryforwards	9,181	5,021
Other	1,477	2,644
Total deferred tax assets	45,805	26,988
Less: Valuation allowance	(45,805)	(7,664)
Net deferred tax assets	$ —	$19,324

Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from net operating loss and tax credit carryforwards. The Company has provided a valuation allowance amount equal to its total deferred tax assets of $45.8 million at December 31, 2001 due to uncertainties surrounding realization of its deferred tax assets. The valuation allowance increased by $38.1 million in 2001 and decreased by $9.8 million in 2000.

As of December 31, 2001, the Company had federal net operating losses attributable to the Knight's acquisition of $2.2 million. The utilization of these acquired net operating losses is significantly limited due to change of ownership rules, and the losses will expire in varying amounts between 2002 and 2006. The federal net operating loss carryforward at December 31, 2001 of $38.9 million, which is not related to acquisitions, will expire in 2021. The federal research and development credit carryforwards of $4.7 million will expire in varying amounts between 2018 and 2021. The federal minimum tax credit carryforward of $1.3 million has no expiration date. For state tax purposes, as of December 31, 2001, the Company had net operating loss and research and development tax credit carryforwards of approximately $12.8 million and $4.9 million, respectively. The state net operating loss carryforward will expire in 2006. The California research and development credit carryforwards have no expiration dates.

Note 9. Segment Information

The Company has three operating segments comprising its prober products, inspection products, and EGsoft businesses. The Company's management has determined the operating segments based upon how the business is managed and operated. The Company evaluates performance and allocates resources based on operating income (loss), excluding unusual or infrequently occurring items. There are no significant inter-segment sales or transfers.

The aggregated prober products and inspection products businesses are the only segments that are reportable based on the quantitative guidelines provided in the Statement of Financial Accounting Standard No. 131 (SFAS 131). The EGsoft business is outside the quantitative guidelines in SFAS 131 and is included with certain corporate charges and expenses under the heading "All Other."

The following is a summary of the Company's operating segments for the years ended:

	Prober and Inspection Products	All Other	Consolidated
		(In thousands)	
2001			
Sales to unaffiliated customers	$ 76,161	$ 8,501	$ 84,662
Operating income (loss)	$(43,600)	$(5,891)	$(49,491)
Identifiable assets	$207,733	$ 6,138	$213,871
2000			
Sales to unaffiliated customers	$217,043	$ 8,486	$225,529
Operating income (loss)	$ 43,490	$(6,736)	$ 36,754
Identifiable assets	$286,635	$ 4,795	$291,430
1999			
Sales to unaffiliated customers	$116,796	$ 9,899	$126,695
Operating income (loss)	$ 2,096	$ (833)	$ 1,263
Identifiable assets	$196,649	$ 5,542	$202,191

The following is a summary of the Company's geographic operations for the years ended:

	United States	Asia	Europe	Consolidated
		(In thousands)		
2001				
Sales to unaffiliated customers	$ 62,815	$ 414	$21,433	$ 84,662
Operating income (loss)	$(43,261)	$(5,773)	$ (457)	$(49,491)
Identifiable assets	$199,229	$ 3,547	$11,095	$213,871
2000				
Sales to unaffiliated customers	$165,091	$ 1,845	$58,593	$225,529
Operating income (loss)	$ 35,644	$(4,583)	$ 5,693	$ 36,754
Identifiable assets	$263,641	$ 2,920	$24,869	$291,430
1999				
Sales to unaffiliated customers	$100,946	$ 2,706	$23,043	$126,695
Operating income (loss)	$ 4,180	$(3,374)	$ 457	$ 1,263
Identifiable assets	$189,044	$ 2,494	$10,653	$202,191

Sales between geographic areas are at prices that the Company believes are at arm's length. International sales represented 51%, 53% and 38% of the Company's net sales in 2001, 2000 and 1999, respectively. These sales represent the combined total of export sales made by United States operations and all sales made by foreign operations. Export sales made by United States operations were 25% of net sales in 2001 (20% to Asia, 5% to other), 26% of net sales in 2000 (23% to Asia, 3% to other) and 18% of net sales in 1999 (15% to Asia, 3% to other). Sales to customers in France included in international sales represented 14%, 20% and 11% of the Company's net sales in 2001, 2000 and 1999, respectively. In 2001, STMicroelectronics accounted for 12% of net sales. In 2000, STMicroelectronics, Philips and Atmel accounted for 18%, 14% and 13% of net sales, respectively. In 1999, STMicroelectronics and IBM accounted for 19% and 14% of net sales, respectively.

Note 10. Commitments and Contingencies

The Company leases its facilities and certain equipment under noncancelable operating leases. As of December 31, 2001, the minimum annual rental commitments and sublease income are as follows:

	Operating Leases	Sublease Income	Net Operating Leases
		(In thousands)	
2002	$3,988	$(324)	$3,664
2003	2,699	—	2,699
2004	1,096	—	1,096
2005	888	—	888
2006	777	—	777
Thereafter	108	—	108
	$9,556	$(324)	$9,232

Rent expense was approximately $5.1 million, $5.8 million and $3.3 million for the years 2001, 2000 and 1999, respectively.

Legal matters: In the ordinary course of business, various lawsuits and claims are filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial statements.

Tax matters: In connection with the formation of the Company in 1993, the Company agreed to share with its former parent certain tax benefits arising from the increase in the aggregate tax basis of the assets transferred. The accompanying financial statements reflect an accrual of approximately $9.5 million, which is based on the Company's best estimate of the amount payable under the agreement. However, the actual amount payable and the timing of the payment are dependent on the ultimate tax benefits realized and the timing of the realization of these tax benefits.

Lease agreement: In March 1997, the Company entered into a $12.0 million, five-year operating lease for approximately 21.5 acres of land in San Jose, California. In July 1998, the lease agreement was amended to provide a construction allowance. The lease agreement was further amended and, effective June 2001, required a mandatory collateralization of $48.3 million, which was included in other assets as restricted cash. This amendment also included an adjustment to the interest rate and certain restrictions on the repurchase of the Company's common stock. The monthly lease payments are based on the London Interbank Offering Rate (LIBOR). At current interest rates, as amended, and based on the lease amount of $48.3 million at December 31, 2001, the annual lease payments are approximately $1.3 million. These interest rates are sensitive to inflation and other economic factors, and a significant increase in interest rates may have a negative impact on the earnings of the Company. At December 31, 2001, the Company was in compliance with the restrictive covenants contained in the lease agreement. At the end of the lease term, the guaranteed residual payment on the lease is approximately $41.1 million and the Company has the option to purchase the land and buildings for approximately $48.3 million. The Company believes that the property's fair value is greater than the guaranteed residual value at December 31, 2001. Demand for the Company's products fluctuate with the semiconductor business cycles and is expected to continue to fluctuate from period to period. These fluctuations could have a negative impact on the Company's operating results. There can be no assurance that the Company will continue to be in compliance with certain restrictive covenants related to its facilities lease. In the event of non-compliance, the Company has the option of renegotiating the lease or purchasing the land and buildings for approximately $48.3 million.

Note 11. Related Party Transactions

Sanmina Corporation: In the third quarter of 1999, the Company entered into an agreement with Sanmina Corporation whereby Sanmina agreed to provide ongoing contract manufacturing services to the Company. In connection with the agreement, the Company also sold certain inventory and fixed assets to Sanmina in 1999 for $7.4 million. The Company purchased inventory from Sanmina of $4.9 million, $58.5 million and $14.2 million in 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, the Company had $0.2 million and $5.2 million, respectively, in accounts payable with Sanmina. The agreement with Sanmina was terminated in December 2000. One of the Company's directors is also a director of Sanmina Corporation.

Cascade Microtech, Inc.: The Company purchased inventory from Cascade of $0.2 million, $0.1 million and $0 and sold prober products of $0.5 million, $0 and $0, in 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, there were no balances in accounts payable and accounts receivable with Cascade. The Company's Chairman and Chief Executive Officer is a director of Cascade. (See Investment in Cascade Microtech, Inc. Note 5)

Note 12. Subsequent Event (unaudited)

In January 2002, the Company announced plans to move the manufacturing of wafer probers from San Jose, California, to Singapore. Initial production is anticipated to begin mid-year 2002, with full production for all released probers by mid-year 2003. In January 2002, the Company entered into a three-year operating lease for a 39,000 square foot manufacturing facility in Singapore with annual lease payments of approximately $402,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Electroglas, Inc.

We have audited the accompanying consolidated balance sheets of Electroglas, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electroglas, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

/s/ ERNST & YOUNG LLP

San Jose, California
January 21, 2002

ELECTROGLAS, INC.

SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions(a)	Balance at End of Period
	(In thousands)			
Allowance for doubtful accounts (deducted from accounts receivable):				
Year ended 2001	$489	$36	$102	$423
Year ended 2000	459	54	24	489
Year ended 1999	448	11	—	459

(a) Includes write-offs and reversals.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this item is included under the heading "Election of Directors" and "Other Matters" in the Company's Proxy Statement to be filed in connection with its 2001 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by this item is included under the heading "Executive Compensation and Other Information" in the Company's Proxy Statement to be filed in connection with its 2001 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item is included under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed in connection with its 2001 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is included under the heading "Certain Relationships and Related Transactions" in the Company's Proxy Statement to be filed in connection with its 2001 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) *Documents filed as a part of this Report:*

(1) *Index to Financial Statements* — The financial statements included in Part II, Item 8 of this document are filed as part of this Report.

(2) *Financial Statement Schedules* — The financial statement schedule included in Part II, Item 8 of this document is filed as part of this Report. All of the other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) *Exhibits* — See Index to Exhibits on page 46.

(b) *Reports on Form 8-K* — No reports on Form 8-K were filed during the last quarter of the period covered by this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROGLAS, INC.

By: /s/ CURTIS S. WOZNIAK

Curtis S. Wozniak
Chairman and Chief Executive Officer

Date: March 13, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CURTIS S. WOZNIAK Curtis S. Wozniak	Chairman and Chief Executive Officer *(Principal Executive Officer)*	March 13, 2002
/s/ THOMAS E. BRUNTON Thomas E. Brunton	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary *(Principal Financial and Accounting Officer)*	March 13, 2002
/s/ NEIL R. BONKE Neil R. Bonke	Director	March 13, 2002
/s/ ROGER D. EMERICK Roger D. Emerick	Director	March 13, 2002
/s/ ROBERT J. FRANKENBERG Robert J. Frankenberg	Director	March 13, 2002
/s/ MEL FRIEDMAN Mel Friedman	Director	March 13, 2002

INDEX TO EXHIBITS

Exhibit Number	Exhibits
3.1	Certificate of Incorporation of Electroglas, Inc., as amended.(1)
3.2	By-laws of Electroglas, Inc., as amended.(2)
3.3	Certificate of Designation for Electroglas, Inc.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen Common Stock Certificate of Electroglas, Inc., a Delaware corporation.(1)
10.1*	Electroglas, Inc. 1993 Long-Term Incentive Plan.(3)
10.2*	Change of Control Agreement between Electroglas, Inc. and Armand J. Stegall dated as of June 9, 1995.(4)
10.3*	Electroglas, Inc. Restricted Stock Bonus Agreement Between Electroglas, Inc. and Curtis S. Wozniak.(5)
10.4*	Change of Control Agreement between Electroglas, Inc. and Curtis S. Wozniak dated as of April 4, 1996.(5)
10.5*	Electroglas Officers' Retirement Medical and Dental Coverage Policy.(6)
10.6	Lease Agreement between BNP Leasing Corporation and Electroglas, Inc. dated March 31, 1997.(7)
10.7	Rights Agreement between Electroglas, Inc., and BankBoston, N.A., as rights agent dated as of November 18, 1997.(8)
10.8*	Electroglas, Inc. 1997 Stock Incentive Plan.(9)
10.9*	Form of Change of Control Agreement between the Company and each of Timothy J. Boyle, Conor P. O'Mahoney, Joseph A. Savarese, William J. Haydamack, Wayne Woodard, Jeffrey R. Hintzke, Joseph LaChapelle and Thomas E. Brunton as of June 9, 1995, June 9, 1995, June 9, 1995, December 12, 1997, April 5, 1999, July 19, 1999, April 5, 1999 and December 22, 2000, respectively.(10)
10.10	Construction Funding Agreement (First Amendment to Lease) Between BNP Leasing Corporation and Electroglas, Inc. dated July 1, 1998.(11)
10.11*	Electroglas, Inc. 1998 Employee Stock Purchase Plan.(12)
10.12*	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan.
10.13	Second Amendment to Lease Agreement between BNP Leasing Corporation and Electroglas, Inc.
10.14	Third Amendment to Lease Agreement between BNP Leasing Corporation and Electroglas, Inc.
21.1	List of subsidiaries of registrant.
23.1	Consent of Ernst & Young LLP, Independent Auditors.

(1) Incorporated by reference to the identically numbered exhibit to the Company's Registration Statement on Form S-1 (Commission File No. 33-61528), which became effective on June 23, 1993.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 1998.

(3) Incorporated by reference to the identically numbered exhibit to the Company's Registration Statement on Form S-1 (Commission File No. 33-74860), which became effective on February 23, 1994.

(4) Incorporated by reference to the identically numbered exhibit of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 1996.

(5) Incorporated by reference to the identically numbered exhibit of the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 1996.

(6) Incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q, for the quarter ended September 31, 1996.

(7) Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 1997.

(8) Incorporated by reference to Exhibit 1 of the Company's Registration Statement on Form 8-A12G (Commission File No. 0-21626), filed with the Securities and Exchange Commission on November 19, 1997.

(9) Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 1998.

(10) Incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 1998.

(11) Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 1998.

(12) Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 1998.

* Management contracts, or Company compensatory plans or arrangements.

ELECTROGLAS, INC. 6024 Silver Creek Valley Road, San Jose, CA 95138 PH. 408.528.3000 FX. 408.528.3562 www.electroglas.com

LETTER TO ELECTROGLAS, INC. STOCKHOLDERS

2001 was an historic year for Electroglas and the global semiconductor equipment industry. A downturn in semiconductor sales, unprecedented in its rapid onset and depth of decline, followed the boon of 2000. The first decline in semiconductor unit volume ever recorded caused the test, assembly and package equipment sector to see a revenue decline of over 60% for the year, as measured by SEMI's Express report.

Reflecting this environment, Electroglas experienced a decline in revenues of 62%, in line with the industry. Nevertheless, our strong cash position and solid balance sheet allowed us to weather this severe economic downturn. Careful reductions in headcount, prudent salary cutbacks, diligent asset management and strict control of expenses helped us rein in our spending.

Industry Improvement Seen For 2002

As a downturn is to be expected and planned for in this industry, so is the next cyclical upturn. For that reason, while we have been effective and conscientious in managing our company through the current challenging downturn, we have done so without sacrificing our long-term goals. Our strong balance sheet has allowed us to sustain our technology and infrastructure investments to keep ourselves prepared with the people, products, and processes needed to take advantage of the opportunities presented with the next upswing in the cycle.

2002 forecasts for the semiconductor industry indicate an improving business environment. Semiconductor forecasts range from a small growth to as much as 20% growth over 2001, with capital equipment spending continuing to be negative on a year-to-year basis, but growing on a quarterly basis throughout 2002. These expectations are based upon the ongoing improvement in capacity utilization within the industry begun late in 2001 as a result of below-maintenance-level purchases of capital equipment.

Taking a longer-term perspective, the semiconductor industry overall has grown about 15% per year on average. This provides a solid long-term opportunity for semiconductor capital equipment, while shifts in technology like 300mm wafers and the increased emphasis on process control and efficiency should create a market opportunity for Electroglas products.

Staying The Course

In spite of unfavorable business conditions during 2001, we continued to make excellent progress in positioning Electroglas with technology solutions that enable our customers to control and manage their increasingly complex, data-driven manufacturing processes. Specifically, our strategy has been to:

- **Exploit Web technology to provide collaborative process management.** In 2001, we consolidated our Knights YieldManager, CAD-Navigation, Statware, and SORTmanager software products into a division focused on building software tools for collaborative process management in the semiconductor industry. Called EGsoft, this division is the latest step in a process that began in 1997 to diversify Electroglas and improve the value of our hardware products through software. We now have over 120 people working in this division. Recently, we were pleased to also be accepted as the yield management solution at a major semiconductor manufacturer in Europe for deployment in six fabs initially.

- **Address advanced semiconductor technology with new and enhanced products.** During 2001, we introduced 5 new products featuring major technology advancements:
  - **EG5l300 ARGOS** – with probe-to-pad accuracy of ±2.5 micron, the 300mm ARGOS addresses the increasing number and decreasing size of bond pads per die; features closed-loop control and a state-of-the-art motion system, enabling unprecedented accuracy and throughput.
  - **QuickSilver IIIe** – automated semiconductor wafer inspection system for 300mm that automatically identifies, measures, and classifies defects on processed semiconductor wafers at production rates.
  - **SORTmanager, SORTscript, SORTware** – new members of the SORTnet product family that provide Web-based analysis, reporting, and process control.
  - **EG4l200i** – wafer-probing system for manufacturing test floors; features an "infinite plane" design that allows test vendors to mount any size test head on a prober.
  - **Horizon 4090µ Fast Probe** – wafer-probing system for use in applications that have a lot of die per wafer with short test times; rated the highest in throughput for short test times and many die per wafer.
- **Expand our penetration into 300mm fabs.** In our prober business, we continued to penetrate new accounts with the EG5l300e 300mm prober with leading low-noise parametric testing capability. Our newest model, the EG5l300 ARGOS, offers the industry's most accurate probing system available and is aimed at the needs of advanced 300mm technologies.
- **Bolster our infrastructure.** To support our infrastructure, we completed conversion to a new Enterprise Resource Planning (ERP) system at the end of January 2002. This project was started eight months prior and has been focused on a rapid implementation.
- **Focus attention on the growing opportunities in Southeast Asia.** During 2001 we made plans to move our prober manufacturing from San Jose, California, to Singapore during 2002. Our growing customer base in Southeast Asia and China and the opportunity to realize cost savings, make this a very strategic investment for Electroglas. The San Jose operation will operate in parallel during much of 2002 as we begin to ramp up the operation in Singapore. San Jose will continue concentrate on new product introduction activities after the transition is complete.

Employees Remain Our Strongest Asset

This year has presented Electroglas with some very difficult challenges. As a team we have taken on those challenges, some of which required personal sacrifice, and have worked together to make it possible for Electroglas to focus on the future while taking care of the present. To all employees, I offer my sincerest gratitude for your steadfast support and invaluable contributions made throughout this year.

To the next upturn.

Curt Wozniak
Chairman and CEO

electroglas

April 9, 2002

Dear Electroglas Stockholder,

I am pleased to invite you to the Annual Meeting of Stockholders of Electroglas, Inc. to be held on May 23, 2002, at 10:00 a.m. California time at our corporate headquarters at 6024 Silver Creek Valley Road, San Jose, California.

This year, in addition to the election of one Class III director and the ratification of the selection of our independent auditors, we are seeking stockholder approval of the Company's 2002 Employee Stock Purchase Plan. The 2002 Plan is similar to our 1998 Employee Stock Purchase Plan, which will be replaced following approval by the stockholders of the 2002 Plan. The 2002 Plan is intended to continue to align the interests of our employees with the interests of our stockholders by continuing to enable employees of Electroglas to become stockholders of the Company. We continue to believe that this employee equity ownership focuses our employees on the growth of stockholder value and, like the 1998 Plan, the 2002 Employee Stock Purchase Plan will be available to a wide range of employees to help the Company to continue to attract and retain top talent. Your Board of Directors recommends that you vote in favor of approval of the 2002 Employee Stock Purchase Plan, as well as in favor of the other proposals described in this Proxy Statement. Your vote is important in enabling us to continue to attract and retain the services of highly skilled employees in today's competitive market. Please refer to the Proxy Statement for detailed information on all of the proposals.

Whether or not you plan to attend the annual meeting, please sign and return the enclosed proxy card to ensure your representation at the meeting.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in and support of our Company. We look forward to seeing you at the Annual Meeting.

Very truly yours,

CURT WOZNIAK
Chairman of the Board
Chief Executive Officer

ELECTROGLAS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 23, 2002

To the Stockholders of Electroglas, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Electroglas, Inc., a Delaware corporation (the "Company"), will be held at the Company's corporate headquarters at 6024 Silver Creek Valley Road, San Jose, California, on Thursday, May 23, 2002, at 10:00 a.m., California time, for the following purposes:

1. ELECTION OF DIRECTORS. To elect one Class III director of the Company to serve until the 2005 Annual Meeting of Stockholders or until a successor is duly elected and qualified.

2. APPROVAL OF THE COMPANY'S 2002 EMPLOYEE STOCK PURCHASE PLAN. To approve the Company's 2002 Employee Stock Purchase Plan.

3. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS. To ratify the appointment of Ernst & Young LLP as the independent auditors for the Company for the year ending December 31, 2002.

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement which is attached hereto and made a part hereof.

The Board of Directors has fixed the close of business on March 25, 2002, as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Whether or not you plan to attend the Annual Meeting, please submit your proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instruction. You may submit your proxy (1) over the internet, (2) by telephone, or (3) by signing, dating and returning the enclosed proxy card promptly in the accompanying envelope. If you submit your proxy and then decide to attend the Annual Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

By Order of the Board of Directors,

THOMAS E. BRUNTON
Secretary

San Jose, California
April 9, 2002

ELECTROGLAS, INC.

6024 Silver Creek Valley Road
San Jose, California 95138

PROXY STATEMENT

General Information

This Proxy Statement is furnished to stockholders of Electroglas, Inc., a Delaware corporation (the "Company"), in connection with the solicitation by the Board of Directors (the "Board") of the Company of proxies in the accompanying form for use in voting at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held on Thursday, May 23, 2002, at 10:00 a.m., California time, at the Company's headquarters at 6024 Silver Creek Valley Road, San Jose, California, and any adjournment or postponement thereof. The shares represented by the proxies received, properly marked, dated, executed and not revoked will be voted at the Annual Meeting.

This Proxy Statement and the form of proxy are first being mailed to stockholders on or about April 9, 2002.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised by delivering to the Company (to the attention of Thomas E. Brunton) a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting in and of itself does not revoke a prior proxy.

Solicitation and Voting Procedures

The close of business on March 25, 2002, has been fixed as the record date (the "Record Date") for determining the holders of shares of Common Stock of the Company entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, the Company had 21,144,741 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. The presence at the Annual Meeting of a majority, or 10,572,371, of these shares of Common Stock of the Company, either present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Each outstanding share of Common Stock on the Record Date is entitled to one vote on all matters. For Proposal 1, the director will be elected by a plurality of votes; the nominee receiving the highest number of affirmative votes of the shares present in person or by proxy at the Annual Meeting and entitled to vote will be elected. Approval and ratification of Proposals 2 and 3 will require the affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote.

If you are not planning on attending the Annual Meeting and voting your shares in person, your shares of Common Stock cannot be voted until either a signed proxy card is returned to the Company or voting instructions are submitted by using the internet or by calling a specifically designated telephone number. Any stockholder may change their vote prior to the Annual Meeting by revoking their proxy or by (i) submitting a proxy bearing a later date, (ii) submitting new voting instructions via the internet, or (iii) calling the specifically designated telephone number. The internet and telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to provide their voting instructions, and to confirm that their instructions have been recorded properly. The Company believes the procedures which have been put in place are consistent with the requirements of applicable law. Specific instructions for stockholders of record who wish to use the internet or telephone voting procedures are set forth on the enclosed proxy card.

The solicitation of proxies will be conducted by mail and the Company will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's Common Stock. The Company has retained ADP-Investor Communication Services, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $3,000, plus customary out-of-pocket expenses and service fees. The Company may conduct further solicitation personally, by telephone or by facsimile through its officers, directors and regular employees, none of who will receive additional compensation for assisting with the solicitation.

An automated system administered by ADP-Investor Communication Services, for a fee of approximately $2,000, plus customary out-of-pocket expenses and service fees, will tabulate votes cast by proxy at the Annual Meeting, and the Inspector of Elections of the Company will tabulate votes cast in person at the Annual Meeting. The Inspector of Elections will also determine whether or not a quorum is present. Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and are, therefore, included for purposes of determining whether a quorum of shares is present at a meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have the discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Broker "non-votes" and shares as to which proxy authority has been withheld with respect to any matter are not deemed to be entitled to vote for purposes of determining whether stockholder approval of that matter has been obtained. As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the shares of Common Stock entitled to vote and, therefore, do not have the effect of votes in opposition in such tabulations. With respect to Proposals 2 and 3, broker "non-votes" have no effect. Because abstentions will be included in tabulations of the shares of Common Stock entitled to vote for purposes of determining whether a proposal has been approved, abstentions have the same effect as negative votes on Proposals 2 and 3.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company's Certificate of Incorporation divides the Company's Board of Directors into three classes. The members of each class of directors serve staggered three-year terms. The Board is composed of one Class I director (Mel Friedman), two Class II directors (Roger D. Emerick and Robert J. Frankenberg) and one Class III director (Curtis S. Wozniak), whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 2003, 2004 and 2002, respectively. At each annual meeting of stockholders, directors will be elected for a full term of three years to succeed those directors whose terms are expiring.

At the Annual Meeting, the stockholders will elect one Class III director, to serve a three (3) year term until the 2005 Annual Meeting of Stockholders or until a successor is duly elected or appointed and qualified or until the director's earlier resignation or removal. The Board has no reason to believe that the person named below will be unable or unwilling to serve as a nominee or as a director, if elected.

Certain information about Curtis S. Wozniak, the Class III director nominee, is furnished below.

Curtis S. Wozniak was appointed Chairman of the Board of the Company in August 1997. He has been Chief Executive Officer of the Company since April 1996 and has been a Director of the Company since October 1994. He was President and Chief Operating Officer of Xilinx, Inc., a semiconductor manufacturer, from August 1994 to April 1996. From February 1984 to August 1994, Mr. Wozniak was employed by Sun Microsystems, Inc., a computer manufacturer, where he held various management positions, including Vice President, Marketing and Vice President, Engineering. Mr. Wozniak currently serves on the Board of Trustees of Kettering University, the Board of Directors of SEMI North America Advisory Board (formerly SISA), the Board of Directors of Cascade Microtech, Inc. and Manufacturer's Services Limited. Mr. Wozniak has a BSME from Kettering University and a MBA from Stanford University Graduate School of Business.

The nominee receiving the highest number of affirmative votes represented and voting on Proposal 1 at the Annual Meeting will be elected as the Class III director of the Company, to serve his respective term or until a successor is duly elected or appointed and qualified.

THE BOARD RECOMMENDS A VOTE *FOR*
THE ELECTION OF THE NOMINEE NAMED ABOVE.

Meetings and Committees of the Board of Directors

During 2001, the Board met five times. No director attended fewer than 75% of all the meetings of the Board and its committees on which he served after becoming a member of the Board. The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee, which held five meetings in 2001, consists of Robert J. Frankenberg, Mel Friedman and Neil R. Bonke (Mr. Bonke is retiring from the Board and the Audit Committee immediately prior to the Annual Meeting). The primary function of the Audit Committee is to assist the Board of Directors in overseeing management's conduct of the Company's (1) financial reporting process, including the financial reports and other financial information provided to the public; (2) systems of internal controls; and (3) annual independent audit of the Company's financial statements. See "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS." The Board adopted and approved a charter for the Audit Committee in May 2000, a copy of which was attached as Appendix A to the Company's 2001 proxy statement. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

The Compensation Committee, which held three meetings in 2001, consists of Roger D. Emerick and Robert J. Frankenberg. The Compensation Committee's functions are to establish and apply the Company's compensation policies with respect to its executive officers and administer the Company's 1998 Employee Stock Purchase Plan, the Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan"), the 2001 Non-Officer Employee Stock Incentive Plan and the 2002 Employee Stock Purchase Plan, if approved at this meeting.

The Nominating Committee was formed in February 2001 and met one time during 2001. The current members of the Nominating Committee are Neil R. Bonke, Roger D. Emerick, Robert J. Frankenberg and Mel Friedman. The Nominating Committee assists the Board in selecting nominees for election to the Board and monitors the composition of the Board.

Compensation of Directors

Directors who are not employees of the Company receive a $10,000 annual retainer and a $1,000 fee for attendance at each Board meeting (or committee meeting held on a separate day). In addition, directors who are not employees of the Company receive a $500 fee for attendance at each committee meeting conducted by telephone. All directors are reimbursed for expenses incurred in connection with attending Board and committee meetings.

Currently, each non-employee director is, upon election or re-election, automatically granted an option to purchase a number of shares of Common Stock equal to the product of 10,000 multiplied by the full number of years in the non-employee director's new term. The exercise price per share of such options will equal 100% of the Fair Market Value (as defined in the 1997 Plan) of the Common Stock on the date of the grant of the option. Options granted have a maximum term of ten years and become exercisable ratably in annual installments commencing on the date of grant over the number of full years in the non-employee director's remaining term for which he or she is elected or re-elected, or earlier in the event of death, disability or retirement after age 65. Pursuant to this policy regarding the granting of stock options to non-employee directors, Messrs. Emerick and Frankenberg were each granted an option to purchase 30,000 shares of Common Stock at an exercise price of $16.02 per share on May 31, 2001.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company.

MANAGEMENT

Executive Officers, Directors and Key Personnel

The following table sets forth certain information with respect to the executive officers, directors and key personnel of the Company as of March 25, 2002:

Name	Age	Position
Curtis S. Wozniak	46	Chief Executive Officer and Chairman of the Board
Thomas E. Brunton	54	Vice President — Finance, Chief Financial Officer, Treasurer and Secretary
Timothy Boyle	50	Chief Technology Officer and Vice President/General Manger of Expansion Products
Jeffrey R. Hintzke	41	Vice President — Marketing and General Manager of Inspection Products Division
Joseph G. LaChapelle	41	Vice President/General Manager of EGsoft
Conor P. O'Mahony	45	Vice President — Worldwide Customer Operations
Joseph A. Savarese	64	Vice President — Business Development
Wayne E. Woodard	38	Vice President/General Manager of the Prober Division
Neil R. Bonke(1)(3)	60	Director
Roger D. Emerick(2)(3)	61	Director
Robert J. Frankenberg(1)(2)(3)	54	Director
Mel Friedman(1)(3)	63	Director

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Nominating Committee

Curtis S. Wozniak was appointed Chairman of the Board of the Company in August 1997. He has been Chief Executive Officer of the Company since April 1996 and has been a Director of the Company since October 1994. He was President and Chief Operating Officer of Xilinx, Inc., a semiconductor manufacturer, from August 1994 to April 1996. From February 1984 to August 1994, Mr. Wozniak was employed by Sun Microsystems, Inc., a computer manufacturer, where he held various management positions, including Vice President, Marketing and Vice President, Engineering. Mr. Wozniak currently serves on the Board of Trustees of Kettering University, the Board of Directors of SEMI North America Advisory Board (formerly SISA), the Board of Directors of Cascade Microtech, Inc. and Manufacturer's Services Limited. Mr. Wozniak has a BSME from Kettering University and a MBA from Stanford University Graduate School of Business.

Thomas E. Brunton was appointed Vice President — Finance, Chief Financial Officer, Treasurer and Secretary of the Company in November 2000. Prior to joining the Company, Mr. Brunton was Chief Financial Officer of Centigram Communications from March 1998 to July 2000. He joined Centigram in March 1991 as Controller and also served as Treasurer. Prior to his service at Centigram, he had financial management responsibilities at 3Com, Sun Microsystems, and IBM/Rolm.

Timothy Boyle joined the Company in May 1995 as Vice President — Engineering and was named an officer of the Company in June 1997. In March 1998, Mr. Boyle was named Chief Technology Officer of the Company. In September 2001 he was named Chief Technology Officer and Vice President/General Manager of Expansion Products. Prior to joining the Company he was promoted to Vice President of Hardware and

Sensors Engineering at Measurex Corporation, a process control systems company, in 1991. From 1989 to 1991, he was Measurex's Director of Corporate Quality. From 1982 to 1989, he held various engineering and management positions at Measurex. From 1981 to 1983, he was Vice President of Engineering at American Flow Systems, a start-up company which developed precision fluid flow instruments.

Jeffrey R. Hintzke joined the Company in March 1997 as Director of Marketing. In October 1999, he was named Vice President — Marketing. In July 2000, he was named Vice President — Marketing and General Manager of the 300mm Business Unit. In September 2001, he was named Vice President — Marketing and General Manager of Inspection Products Division. From 1993 to 1997, he was the U.S. Product Line Manager for Hewlett-Packard Company's mixed signal semiconductor test division. From 1991 to 1993, he was European Marketing Manager for Hewlett-Packard's semiconductor test products. Prior to that he served in several marketing management and engineering positions in Hewlett-Packard's semiconductor test and semiconductor R & D Operations.

Joseph G. LaChapelle joined the Company in December 1997 as General Manager of the Inspection Products division, following the acquisition of Techné, Inc. In May 1998, Mr. LaChapelle was named Vice President — Engineering. In July 2000, Mr. LaChapelle was named Vice President — Engineering and General Manager of the Software Business Unit. In September 2001, he was named Vice President/General Manager of EGsoft. From 1991 to 1997, Mr. LaChapelle was founder and President of Techné, Inc., a wafer inspection instrument manufacturer. Prior to founding Techné, Mr. LaChapelle held multiple positions as co-founder of Lucidyne Technologies, a process control company which provides machine vision systems to the aerospace, pharmaceutical and wood products industries.

Conor P. O'Mahony has been Vice President — Worldwide Customer Operations since March 1995 and was Director of Sales and Customer Operations of the Company from July 1993 to March 1995. Mr. O'Mahony served in a similar capacity in the Electroglas division of General Signal Corporation ("General Signal") from June 1992 to July 1993. From 1989 to 1992, he was International Business Manager of the Electroglas division and, from 1987 to 1989, was General Manager of the photomask production facility at General Signal's Xynetics/Ultratech Photomask unit.

Joseph A. Savarese joined the Company as Vice President — Business Development in June 1994. In May 1998, Mr. Savarese was named Vice President — Business Development and General Manager Inspection Products. In September 2001, he was named Vice President — Business Development. Mr. Savarese was President of General Signal's Assembly Technologies division from 1989 to 1994. From 1986 to 1989, he was Chief Operating Officer of Qualcorp, a test instrumentation manufacturer, and, from 1983 to 1986, he was Vice President, Operations for Forox Corporation, a manufacturer of precision photographic equipment. From 1968 to 1983, he was employed by Perkin-Elmer Corporation where he held various management positions, including Director of Engineering and Director of Microlithography Systems. Mr. Savarese currently serves on the Board of Directors of N-Line Systems, Inc., a start-up inspection company.

Wayne E. Woodard joined the Company as Director of Materials in October 1998. In January 1999, he was promoted to Vice President — Operations. In July 2000, he was named Vice President — Operations and General Manager of the 200mm Business Unit. In September 2001, he was named Vice President/General Manager of the Prober Division. Mr. Woodard was Director of Operations at Ridge Technologies from late 1997 through 1998. Prior to that, from 1987 through 1997, Mr. Woodard held various operations and sales management positions at Sun Microsystems.

Neil R. Bonke has been a director of the Company since April 1993. Mr. Bonke was the Company's Chairman of the Board from April 1993 through July 1997, and Chief Executive Officer from April 1993 through April 1996. Mr. Bonke was a Group Vice President of General Signal Corporation and President of General Signal's Semiconductor Equipment Operations from September 1991 to July 1993. From 1990 to 1991, he was Chief Operating Officer of Cognex Corporation, a manufacturer of machine vision systems for the semiconductor and electronics industries and, from 1987 to 1990, was President of General Signal's *Xynetics* division, a group of semiconductor equipment manufacturing companies, which included Electroglas. Mr. Bonke holds a B.S. in Engineering and Technical Marketing from Clarkson University, Potsdam, New

York. He has twenty years of management assignments in the semiconductor equipment and semiconductor materials industries with domestic and international experiences. Mr. Bonke currently serves on the Board of Directors of Boxer Cross Inc., a metrology equipment company, Sanmina Corp.-SCI, a contract electronics manufacturing company and Speedfam International, Inc., a semiconductor equipment company.

Roger D. Emerick has been a Director of the Company since July 1993. He was elected President, Chief Executive Officer and Director of Lam Research Corporation in 1982. In 1984, he was elected Chairman of the Board of Directors of Lam Research. Mr. Emerick retired as Chairman and Chief Executive Officer of Lam Research in August 1998 and retired as a director of Lam Research in January 2001. Mr. Emerick is currently a Director of Brooks Automation, Inc. and Advanced Thermal Technologies, Inc.

Robert J. Frankenberg has been a Director of the Company since July 1993. He was President and Chief Executive Officer of Encanto Networks, Inc., an internet electronic commerce server manufacturer, from May 1997 to July 2000. He was Chairman of the Board, Chief Executive Officer and President of Novell, Inc. from April 1994 to August 1996. From September 1991 to April 1994, he was Vice President and General Manager of Hewlett-Packard Company's Personal Information Products Group. From 1990 to 1992, he was Vice President and General Manager of Hewlett-Packard's Personal Computation Business, from 1989 to 1991, he was Vice President and General Manager of Hewlett-Packard's Information Networks Group and, from 1985 to 1989, he was General Manager of Hewlett-Packard's Information Systems Group. Mr. Frankenberg currently serves on the Board of Directors of Scansoft, Inc., Daw Technologies, Inc., a manufacturer of ultraclean manufacturing environments (cleanrooms), Secure Computing Corporation and National Semiconductor Corporation.

Mel Friedman has been a Director of the Company since May 1999. He is currently Senior Vice President, Customer Advocacy at Sun Microsystems, a computer company. From March 1998 through July 2000, he was President Microelectronics at Sun Microsystems. Previously, Mr. Friedman was Vice President Worldwide Operations, Vice President of Supply Management and Vice President West Coast Operations. Mr. Friedman joined Sun in 1989. From 1985 through 1989, he was Vice President Worldwide Operations and Customer Service at Prime Computer, a mini-computer company. Prior to that he held executive positions at Apollo Computer, a workstation manufacturer, and Polaroid, a photographic company. He was also co-founder of Tabor Corporation, a micro-floppy disc drive company. Mr. Friedman holds a BSME with honors from the City College of New York and conducted graduate work in Mechanical Engineering and Industrial Management at MIT. Mr. Friedman currently serves on the Technical Advisory Board of two startup companies, Tripath and SNP Communications.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 25, 2002, by (i) each stockholder known to the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") and (iv) all executive officers and directors of the Company as a group.

	Shares Beneficially Owned(1)	
Name	Number	Percent(2)
EQSF Advisors, Inc.(3) 767 Third Avenue New York, New York 10017-2023	3,326,200	15.73%
Capital Group International, Inc.(4) 11100 Santa Monica Blvd. Los Angeles, California 90025	2,909,800	13.76%
State of Wisconsin Investment Board(5) 121 East Wilson Street Madison, Wisconsin 53707	2,247,000	10.63
Joseph G. LaChapelle(6)	463,232	2.17%
Curtis S. Wozniak(7)	444,276	2.06%
William J. Haydamack(8)	84,678	*
Timothy Boyle(9)	79,679	*
Wayne E. Woodard(10)	57,594	*
Joseph A. Savarese(11)	51,378	*
Mel Friedman(12)	40,000	*
Neil R. Bonke(13)	32,950	*
Roger D. Emerick(14)	30,000	*
Robert J. Frankenberg(15)	27,500	*
All executive officers and directors as a group (12 persons)(16)	1,522,990	6.81%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 25, 2002 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(2) Percentage beneficially owned is based on 21,144,741 shares of Common Stock outstanding as of March 25, 2002.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission on January 16, 2002, EQSF Advisors, Inc., a New York corporation, has sole voting power and sole dispositive power with respect to 3,326,200 shares of the Company's Common Stock as of December 31, 2001. Does not include 690,045 shares held by M.J. Whitman Advisers, Inc., a New York corporation, which is under common control with EQSF Advisors, Inc.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2002, Capital Group International, Inc., a California corporation, has sole voting power with respect to

2,182,000 shares of the Company's Common Stock and sole dispositive power with respect to 2,909,800 shares of the Company's Common Stock as of December 31, 2001.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2002, State of Wisconsin Investment Board, a Wisconsin corporation, has sole voting power and sole dispositive power with respect to 2,247,000 shares of the Company's Common Stock as of December 31, 2001.

(6) Includes 223,232 options exercisable within 60 days of March 25, 2002.

(7) Includes 395,181 options exercisable within 60 days of March 25, 2002.

(8) Includes 84,403 options exercisable within 60 days of March 25, 2002.

(9) Includes 79,679 options exercisable within 60 days of March 25, 2002.

(10) Includes 55,106 options exercisable within 60 days of March 25, 2002.

(11) Includes 51,378 options exercisable within 60 days of March 25, 2002.

(12) Includes 40,000 options exercisable within 60 days of March 25, 2002.

(13) Includes 30,000 options exercisable within 60 days of March 25, 2002.

(14) Includes 30,000 options exercisable within 60 days of March 25, 2002.

(15) Includes 27,500 options exercisable within 60 days of March 25, 2002.

(16) Includes 1,223,367 options exercisable within 60 days of March 25, 2002.

PROPOSAL NO. 2

APPROVAL OF THE ELECTROGLAS, INC. 2002 EMPLOYEE STOCK PURCHASE PLAN

General

The Company's stockholders are being asked to approve the adoption of the Company's 2002 Employee Stock Purchase Plan (the "Purchase Plan"). The Board adopted the Purchase Plan in February 2002. In the following discussion of the Purchase Plan, capitalized terms have the same meanings as defined in the Purchase Plan, unless otherwise noted.

The purpose of the Purchase Plan is to provide employees of the Company and its Designated Parents or Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company to have the Purchase Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the provisions of the Purchase Plan will be construed so as to extend and limit participation in the Purchase Price in a manner consistent with the requirements of the Code. The Purchase Plan is intended to enable the Company and its Designated Parents or Subsidiaries to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to current employees, and to promote the success of the Company's business. Additionally, the Company hopes to increase stockholder value by further aligning the interests of its employees with the interests of the Company's other stockholders by providing its employees an opportunity to benefit from stock price appreciation that generally accompanies improved financial performance. The Board of Directors believes that the Company's long-term success is dependent upon the ability of the Company and its Designated Parents or Subsidiaries to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to the Company.

Initially, a total of 2,000,000 shares of Common Stock (the "Shares") has been reserved for issuance under the Purchase Plan. If approved by the stockholders, the Purchase Plan will terminate in February 2022, unless earlier terminated by the Board or the Administrator.

The affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote is required for adoption of this Proposal No. 2. For purposes of the vote on this Proposal No. 2, abstentions will have the same effect as votes against the proposal and broker non-votes will not be counted as votes cast.

New Plan Benefits. As of the date of this Proxy Statement, no director, officer or employee has been granted any rights to purchase stock pursuant to the Purchase Plan, subject to stockholder approval of the proposed Purchase Plan. The benefits to be received pursuant to the Purchase Plan by the Company's directors, officers and employees are not determinable at this time.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* APPROVAL OF THE 2002 EMPLOYEE STOCK PURCHASE PLAN

A general description of the principal terms of the Purchase Plan as proposed is set forth below. This description is qualified in its entirety by the terms of the Purchase Plan, a copy of which is attached to this Proxy Statement as Exhibit A and is incorporated by reference herein.

General Description

The purpose of the Purchase Plan is to provide employees of the Company who participate in the Purchase Plan with an opportunity to purchase Common Stock of the Company through payroll deductions. The Purchase Plan, and the right of Participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under the provisions of Section 423 the Code. Employees (including officers and directors) of the Company and its Designated Parents or Subsidiaries are eligible to participate in the Purchase Plan. Directors who are not employees are not eligible to participate.

Initially, a total 2,000,000 shares of Common Stock (the "Shares") have been reserved for issuance under the Purchase Plan. If approved by the stockholders, the Purchase Plan will terminate in February 2022, unless earlier terminated by the Board or the Administrator.

Any person who is employed by the Company or any Designated Parent or Subsidiary for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the Purchase Plan, provided that the employee is employed on the first day of a Purchase Period and subject to certain limitations imposed by Section 423(b) of the Code. Eligible employees become Participants in the Purchase Plan by delivering to the Company a subscription agreement authorizing payroll deductions prior to the commencement of the applicable Purchase Period. A copy of the form subscription agreement for the Purchase Plan is attached as Exhibit A to the copy of Purchase Plan attached hereto.

The Purchase Plan is implemented by overlapping or consecutive Offer Periods during which there are four Purchase Periods. The Board of Directors may alter the duration of the Offer Periods, up to a maximum of 24 months, without stockholder approval. Certain additional limitations on the amount of Common Stock which may be purchased in any calendar year are imposed by the Code.

The price per share at which Shares are sold under the Purchase Plan is equal to the lower of (1) 85% of the fair market value of the Common Stock on the date of commencement of the Offer Period, or the Enrollment Date, and (2) 85% of the fair market value of the Common Stock on the Exercise Date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock on the Nasdaq Stock Market as of such date. The number of shares of Common Stock which may be purchased is subject to adjustment in the event of a stock split, stock dividend or other similar change in the Common Stock or the capital structure of the Company. The Company makes no cash contributions to the Purchase Plan, but bears the expenses of administration. The Purchase Plan will be administered by the Board of Directors, or a committee of the Board as designated by the Board from time to time (the "Administrator"), which has the authority to determine the terms and conditions under which shares are to be offered and corresponding options are to be granted under the Purchase Plan for any Offer Period during the term of the Purchase Plan, and to resolve all questions relating to the administration of the plan. The Purchase Plan will become effective on the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company. The Purchase Plan will terminate on the twentieth anniversary of its date of its effectiveness, unless earlier terminated by the Board of Directors or the Administrator.

Notwithstanding the foregoing, no employee shall be granted an option under the Purchase Plan (1) if immediately after the grant of the option, the employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company or of a Parent or of any of its Subsidiaries (including stock which may be purchased under the Purchase Plan or issued pursuant to any other options), or (2) which would permit the employee to buy more than $25,000 worth of stock (determined at the fair market value of the shares at the time the option is granted) in any calendar year, and (iii) employees shall not be permitted in any Purchase Period to purchase more than 750 shares.

A Participant may increase (up to the 15% maximum) or decrease (down to 1%) the rate of his or her payroll deduction for the remainder of an Offer Period by filling out a change of status notice and delivering it to the Company (or its designee). A copy of the form change of status for the Purchase Plan is attached as Exhibit B to the copy of Purchase Plan attached hereto. The reduced rate will become effective with the first full payroll period commencing ten business days after the Company receives the form unless the Company elects to process changes more quickly. The Participant's subscription agreement (as modified by any change of status notice) will remain in effect for the entire Offer Period and each subsequent Offer Period, unless further the Participant further modifies his subscription or terminates his participation in the Purchase Plan.

A Participant's interest in a given Offer Period may be terminated in whole, but not in part, by delivering to the Company a change of status notice which indicates the Participant's withdrawal from the Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable Offer Period. Any withdrawal by the Participant of accumulated payroll deductions for a given Offer Period automatically terminates the Participant's interest in that Purchase Period. If a Participant withdraws from an Offer Period, payroll deductions will not resume at the beginning of the succeeding Offer Period unless the Participant delivers to the Company a new subscription agreement. The failure to remain in the continuous employ of the Company (or a Designated Parent or Subsidiary) for at least 20 hours per week and more than five months in a calendar year during an Offer Period will be deemed to be a withdrawal from that Offer Period.

No rights or accumulated payroll deductions of a Participant under the Purchase Plan may be pledged, assigned or transferred for any reason and any such attempt may be treated by the Company as an election to withdraw from the Purchase Plan.

Certain Federal Tax Consequences

The following summarizes the federal income tax consequences of participation under the Purchase Plan and certain tax effects to the Company based upon federal income tax laws in effect on the date of this proxy statement. This summary does not purport to be complete, and does not discuss any non-income tax or foreign, state or local tax consequences. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, a Participant's individual circumstances. Any Participant in the Purchase Plan is strongly urged to consult with their tax advisor about their participation in the Purchase Plan.

The Purchase Plan and the right of Participants to make purchases thereunder are intended to qualify under the provisions of Section 421 and 423 of the Code. Under these provisions, no income will be taxable to a Participant at the time of grant of the option or purchase of shares. Amounts deducted from a Participant's pay under the Purchase Plan are part of the employee's regular compensation and remain subject to federal, state and local income and employment withholding taxes.

Upon disposition of the shares, the Participant will generally be subject to tax and the amount of the tax will depend upon the Participant's holding period. If the shares have been held by the Participant for more than two years after the date of option grant and for more than one year from the purchase date of the shares, the lesser of (i) 15% of the fair market value of the shares on the date the option was granted or (ii) the difference between the fair market value of the shares on the date of the disposition of the shares and the purchase price will be treated as ordinary income. This amount of ordinary income will be added to a Participant's basis in the shares and any further gain will be treated as long-term capital gain. If the shares are disposed of before the expiration of the 2-year and 1-year holding periods described above, the excess of the fair market value of the shares on the exercise date over the purchase price will be treated as ordinary income. This amount of ordinary income will be added to a Participant's basis in the shares and any further gain or loss on such disposition will be long-term or short-term capital gain or loss, depending on the holding period.

There currently is no income tax withholding required upon the purchase or disposition of the shares by a Participant. However, in the future, a Participant may be subject to employment tax withholding (e.g., Social Security) at the time of purchase. The United States Internal Revenue Service recently issued proposed regulations which, if adopted, would subject a Participant to withholding for Social Security, Medicare and other payroll taxes (not including income tax) at the time of purchase based upon the difference between the fair market value of the shares on the date of purchase and the purchase price of the shares. These proposed regulations, if adopted, would be effective only for purchases made under the Purchase Plan on or after January 1, 2003.

The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a Participant except to the extent of ordinary income reported by Participants upon disposition of shares within two years from date of grant or within one tax year of the date of purchase (subject to the requirements of reasonableness). The Company is required to report to the United States Internal Revenue Service any ordinary income recognized by a Participant as a result of a disposition if such information is available to the Company. In the future, the Company may be required to withhold (from a Participant's salary) the amount due as taxes on such ordinary income.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Ernst & Young LLP served as the Company's independent auditors for the fiscal year ended December 31, 2001, and has been appointed by the Board to continue as the Company's independent auditors for the Company's fiscal year ending December 31, 2002. In the event that ratification of this selection of auditors is not approved by a majority of the shares of the Company's Common Stock voting at the Annual Meeting in person or by proxy, management will reconsider its future selection of auditors.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be able to respond to appropriate questions.

The affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote is required for ratification and approval of Proposal No. 3. For purposes of the vote on Proposal No. 3, abstentions will have the same effect as votes against the proposal and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

Audit Fees: Aggregate fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for fiscal year 2001 and for the review of the Company's financial Forms 10-Q for fiscal year 2001 were $308,400.

All Other Fees: Aggregate fees for all other professional services rendered by Ernst & Young LLP (other than Audit Fees) for fiscal year 2001 were $670,600, including audit related services of $126,600 and nonaudit services of $544,000. Audit related services generally include fees for statutory audits, business combinations, accounting consultations and SEC registration statements. Nonaudit services generally include tax compliance and tax consultations. The Audit Committee did consider whether the provision of nonaudit services is compatible with the principal accountants' independence and concluded that provision of non audit services are compatible with maintaining the independence of the Company's external auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2002.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following Summary Compensation Table sets forth information on 2001, 2000 and 1999 compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Securities Underlying Options (#)	All Other Compensation ($)
Curtis S. Wozniak	2001	$360,797	$246,246	99,162	$6,000(2)
Chief Executive Officer and	2000	353,565	246,246	62,500	6,000(2)
Chairman of the Board	1999	341,994	—	62,000	5,610(2)
Joseph G. LaChapelle	2001	208,998	95,095	47,090	4,258(3)
Vice President/General Manager	2000	205,534	95,095	30,000	3,946(3)
of EGsoft	1999	186,533	—	40,000	5,013(3)
Timothy Boyle	2001	198,494	90,318	26,985	4,916(4)
Chief Technology Officer and	2000	194,846	90,318	25,000	4,624(4)
Vice President/General Manager of Expansion Products	1999	185,892	—	25,000	4,709(4)
William J. Haydamack	2001	193,294	87,952	26,933	5,716(5)
Vice President, General Manager	2000	190,102	87,952	25,000	5,674(5)
Knights Technology	1999	181,539	—	25,000	6,058(5)
Joseph A. Savarese	2001	187,309	86,405	26,899	6,177(6)
Vice President — Business Development	2000	180,715	—	25,000	7,033(6)
	1999	169,620	—	25,000	8,820(6)
Wayne E. Woodard	2001	185,376	82,583	57,087	3,679(7)
Vice President/General Manager	2000	175,157	—	35,000	2,437(7)
of the Prober Division	1999	155,044	—	40,000	2,875(7)

(1) Includes bonus amounts in the year earned, rather than in the year in which each such bonus amount was paid or is to be paid.

(2) Represents $5,100 paid in each of 2001 and 2000 and $4,800 paid in 1999, to Mr. Wozniak as contributions by the Company under its 401(k) plan, and $900 paid in each of 2001 and 2000 and $810 paid in 1999 in life insurance premiums by the Company on behalf of Mr. Wozniak.

(3) Represents $3,817, $3,513 and $4,717 paid in 2001, 2000 and 1999, respectively, to Mr. LaChapelle as contributions by the Company under its 401(k) plan, and $441, $433 and $296 in life insurance premiums paid in 2001, 2000 and 1999, respectively, by the Company on behalf of Mr. LaChapelle.

(4) Represents $3,958, $4,013 and $3,823 paid in 2001, 2000 and 1999, respectively, to Mr. Boyle as contributions by the Company under its 401(k) plan, and $958, $611 and $886 in life insurance premiums paid in 2001, 2000 and 1999, respectively, by the Company on behalf of Mr. Boyle.

(5) Represents $3,977, $3,969 and $3,750 paid in 2001, 2000 and 1999, respectively, to Mr. Haydamack as contributions by the Company under its 401(k) plan, and $1,739, $1,705 and $2,308 in life insurance premiums paid in 2001, 2000 and 1999, respectively, by the Company on behalf of Mr. Haydamack.

(6) Represents $3,563, $4,197 and $4,258 paid in 2001, 2000 and 1999, respectively, to Mr. Savarese as contributions by the Company under its 401(k) plan, and $2,614, $2,836 and $4,562 in life insurance premiums paid in 2001, 2000 and 1999, respectively, by the Company on behalf of Mr. Savarese.

(7) Represents $3,315, $2,113 and $2,557 paid in 2001, 2000 and 1999, respectively, to Mr. Woodard as contributions by the Company under its 401(k) plan, and $364, $324 and $318 in life insurance premiums paid in 2001, 2000 and 1999, respectively, by the Company on behalf of Mr. Woodard.

Option Grants in Last Fiscal Year

The following table provides certain information with respect to the grant of stock options under the Company's 1993 Long-Term Stock Incentive Plan and Amended and Restated 1997 Stock Incentive Plan (collectively the "Plans") to each of the Named Executive Officers during the fiscal year ended December 31, 2001.

	Individual Grants				*Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term*	
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price Per Share ($/Sh)(2)	Expiration Date(3)	5%($)	10%($)
Curtis S. Wozniak	93,750(4)	7.72%	$16.02	05/31/2008	$611,414	$1,424,854
	5,412( )	0.45%	12.98	10/24/2008	28,598	66,645
Joseph G. LaChapelle	30,000(4)	2.47%	16.02	05/31/2008	195,652	455,953
	15,000(4)	1.23%	12.98	10/24/2008	79,262	184,715
	2,090(5)	0.17%	12.98	10/24/2008	11,044	25,737
Timothy Boyle	25,000(4)	2.06%	16.02	05/31/2008	163,044	379,961
	1,985(5)	0.16%	12.98	10/24/2008	10,489	24,444
William J. Haydamack	25,000(4)	2.06%	16.02	05/31/2008	163,044	379,961
	1,933(5)	0.16%	12.98	10/24/2008	10,214	23,804
Joseph A. Savarese	25,000(4)	2.06%	16.02	05/31/2008	163,044	379,961
	1,899(5)	0.16%	12.98	10/24/2008	10,035	23,385
Wayne E. Woodard	40,000(4)	3.29%	16.02	05/31/2008	260,870	607,938
	15,000(4)	1.23%	12.98	10/24/2008	79,262	184,715
	2,087(5)	0.17%	12.98	10/24/2008	11,028	25,700

(1) Based on a total of 1,215,000 options granted to employees and directors of the Company in 2001, including the Named Executive Officers.

(2) The exercise price per share of options granted represented the fair market value of the underlying shares of Common Stock on the date the options were granted.

(3) The options granted have a term of seven years subject to earlier termination upon the occurrence of certain events related to termination of employment.

(4) Option vests at the rate of 25% of the total shares granted on the first anniversary of the grant date and the remaining shares vest quarterly such that the option is fully vested four years from the grant date.

(5) Option vested such that 50% of the shares granted vest on January 1, 2002 and the remaining 50% vest on January 1, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table discloses for the Named Executive Officers information regarding options to purchase the Company's Common Stock exercised during 2001 and options to purchase the Company's Common Stock held at the end of 2001.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2001(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2001($)(1) Exercisable/ Unexercisable
Curtis S. Wozniak	—	—	228,738/29,174	$198,822/$71,071
Joseph G. LaChapelle	—	—	25,625/26,465	44,295/49,176
Timothy Boyle	—	—	33,999/3,986	29,047/6,218
William J. Haydamack	—	—	17,499/4,434	23,309/6,791
Joseph A. Savarese	—	—	13,616/4,149	14,388/6,396
Wayne E. Woodard	—	—	20,000/27,087	48,990/54,066

(1) Value is based on the stock price of the Company's Common Stock at December 31, 2001 ($14.77), minus the exercise price.

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Compensation Committee Report, Report of the Audit Committee and the Stock Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any such filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Compensation Committee Report on Executive Compensation

Compensation Policy. The Company's executive compensation program is designed to attract and retain executive officers of high caliber and ability who will contribute to the Company's long-term success, to reward executive officers who contribute to the Company's financial performance and to link executive officer compensation and stockholder interests through the Company's 1993 Long-Term Stock Incentive Plan and the Amended and Restated 1997 Stock Incentive Plan (collectively the "Plans"). The Company's compensation policy as established by the Compensation Committee is that executive officers' total annual cash compensation should vary with the performance of the Company and that long-term incentives awarded to such officers should be aligned with the interest of the Company's stockholders.

Compensation of the Company's executive officers consists of three principal components: salary, bonus and long-term incentive compensation. In setting compensation for all three components, the Compensation Committee consulted surveys that track the executive compensation of other leading companies in the semiconductor and semiconductor equipment industries, many of which are included in the Hambrecht & Quist Semiconductor Sector Index used in the Stock Performance Graph.

Salary. Base salaries are reviewed annually and set by the Compensation Committee. Salaries are set to be competitive within the semiconductor and semiconductor equipment industry.

Bonus. The Compensation Committee met in February 2002 to evaluate performance and set bonuses payable to its executive officers for the 2001 fiscal year. The bonus incentive program is a Company-wide program with varying levels of target bonuses for each employee of the Company. The individual bonus is calculated as a percentage of base salary and increases that percentage for higher positions within the

Company, putting a greater percentage of compensation at risk for more senior positions. The bonus levels are set relative to other leading companies in the semiconductor equipment industry. The level of operating profit achieved, and other financial and operating goals, determines the actual bonus payments. Goals are set at the beginning of the fiscal year and reviewed at the end of the year for level of achievement. Operating goals involve quality, product development, operation effectiveness and other goals targeted to improve the Company's long-term performance. Individual performance by an executive may impact the bonus payment. Since operating profit was negative in 2001 due to the industry downturn no bonuses were paid in 2002 for fiscal 2001 performance. The Compensation Committee in the future may modify the criteria or select other performance factors with respect to executive officer bonuses for a given fiscal year.

Long-Term Incentive Awards. The Company primarily uses stock options provided by the Plans to provide long-term incentives aligned with the interest of the Company's stockholders. The award of these options is applicable to a wide range of employees throughout the Company and at every level in the Company. The Compensation Committee administers the award of all stock options in the Company, in addition to awards to executive officers. The Compensation Committee periodically considers whether to grant awards under the Plans to specific officers based on factors including: the executive officer's position in the Company; his or her performance and responsibility; the extent to which he or she already holds an equity stake in the Company; equity participation levels of comparable executives and key personnel at other similar companies; and the officer's individual contribution to the Company's financial performance. The Plans do not provide any formula for weighing these factors, and a decision to grant an award is based on subjective and objective evaluations of the past as well as future anticipated performance and responsibilities of the officer in question. These factors were used in determining the amount of long-term incentive awards granted to employees in 2001.

Compensation Policy Regarding Deductibility. The Company is required to disclose its policy regarding qualifying executive compensation for deductibility under Section 162(m) of the Internal Revenue Code which provides that, for purposes of the regular income tax and the alternative minimum tax, the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation is limited to no more than $1 million per year. It is not expected that the compensation to be paid to the Company's executive officers for fiscal 2001 will exceed the $1 million limit per officer. The Plans are structured so that any compensation deemed paid to an executive officer when he exercises an outstanding option under the Plans, with an exercise price equal to the fair market value of the option shares on the grant date, will qualify as performance-based compensation which will not be subject to the $1 million limitation.

In summary, it is the opinion of the Compensation Committee that the adopted executive compensation policies and plans provide the necessary total remuneration package to align properly the Company's performance and the interests of the Company's stockholders with competitive and equitable executive compensation in a balanced and reasonable manner, for both the short- and long-term.

Compensation Committee

Roger D. Emerick
Robert J. Frankenberg

Report of the Audit Committee of the Board of Directors

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management including a discussion of the quality, not just acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of the Company's financial statements. The Audit Committee has also received written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities) and has discussed with Ernst & Young LLP their independence from the Company.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held five meetings during the fiscal year 2001.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

Submitted by the Audit Committee of the Board of Directors

Neil R. Bonke
Robert J. Frankenberg
Mel Friedman

Stock Performance Graph

The following line graph compares the yearly percentage change in (i) the cumulative total stockholder return on the Company's Common Stock since December 31, 1996, with (ii) cumulative total stockholder return on (a) the Nasdaq Stock Market — U.S. Index and (b) the Hambrecht & Quist Semiconductors Index. The comparison assumes an investment of $100 on December 31, 1996, and reinvestment of dividends, if any. *The stock price performance shown on the graph below is not necessarily indicative of future price performance.*



Electroglas, Inc.
Nasdaq Stock Market (U.S.)
JP Morgan H&Q Semiconductors
DOLLARS
500
400
300
200
100
0
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

	Dec-96	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01
ELECTROGLAS, INC	100	95.74	72.87	157.36	94.96	91.60
NASDAQ STOCK MARKET (U.S.)	100	122.48	172.68	320.89	193.01	153.15
JP MORGAN H&Q SEMICONDUCTORS	100	105.46	148.04	369.44	308.19	298.73

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each executive officer of the Company (the "Executive Officers") has entered into agreements with the Company which provide for severance benefits and acceleration of option vesting in the event of a change of control of the Company. Pursuant to the terms of agreements, if the Executive Officer's employment is terminated under certain circumstances during the one-year period following a change in control of the Company, the Company will (i) continue payment of the Executive Officer's base salary then in effect for one year, (ii) pay the Executive Officer a bonus based on a calculation tied to a prior year's bonus, (iii) provide for continuation of medical and dental benefits for one year, (iv) pay the Executive Officer's life insurance premiums and car allowance for one year, (v) pay accrued but unused vacation as of the date of termination, (vi) accelerate vesting of stock options and restricted shares; provided that, at least one year has elapsed between the date of the agreement and the date of termination of employment and (vii) extend the expiration date of the Executive Officer's vested stock options on the date of termination to six months after the date of termination.

STOCKHOLDER PROPOSALS

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. For stockholder proposals to be considered properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to or mailed and received by the Secretary of the Company at the principal executive offices of the Company between January 24, 2003, and February 23, 2003. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2003 Annual Meeting of Stockholders must be received by the Company not later than December 10, 2002 in order to be considered for inclusion in the Company's proxy materials for that meeting.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Act requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of the Company's Common Stock with the Securities and Exchange Commission and the Nasdaq Stock Market. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, the Company believes that during fiscal 2001 all Reporting Persons complied with all applicable filing requirements.

Other Matters. The Board of Directors knows of no other business which will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

Whether or not you expect to attend the Annual Meeting of shareholders in person, you are urged to submit your proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instruction. You may submit your proxy (1) over the internet, (2) by telephone, or (3) by signing, dating and returning the enclosed proxy card and mailing in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual meeting. If you send in your proxy card or submit your proxy over the internet or by telephone and then decide to attend the annual meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

ANNUAL REPORT ON FORM 10-K

UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, ELECTROGLAS, INC., 6024 SILVER CREEK VALLEY ROAD, SAN JOSE, CALIFORNIA 95138, THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON SOLICITED A COPY OF THE 2001 REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES FILED THEREWITH.

By Order of the Board of Directors,

THOMAS E. BRUNTON
Secretary

April 9, 2002
San Jose, California

EXHIBIT A

ELECTROGLAS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

The following constitute the provisions of the 2002 Employee Stock Purchase Plan of Electroglas, Inc.

1. *Purpose.* The purpose of the Plan is to provide Employees of the Company and its Designated Parents or Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code and the applicable regulations thereunder. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. *Definitions.* As used herein, the following definitions shall apply:

(a) *"Administrator"* means either the Board or a committee of the Board that is responsible for the administration of the Plan as is designated from time to time by resolution of the Board.

(b) *"Applicable Laws"* means the legal requirements relating to the administration of employee stock purchase plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code and the applicable regulations thereunder, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to participation in the Plan by residents therein.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Code"* means the Internal Revenue Code of 1986, as amended.

(e) *"Common Stock"* means the common stock of the Company, par value $0.01 per share.

(f) *"Company"* means Electroglas, Inc., a Delaware corporation.

(g) *"Compensation"* means an Employee's base salary (plus an amount equal to the total sales commission, if any, for the Employee during the subject Offer Period) from the Company or one or more Designated Parents or Subsidiaries, including such amounts of base salary as are deferred by the Employee (i) under a qualified cash or deferred arrangement described in Section 401(k) of the Code, or (ii) to a plan qualified under Section 125 of the Code. The Administrator may specify with respect to all Employees that Compensation include overtime pay, bonuses, annual awards, and other incentive payments, but Compensation shall not in any event include reimbursements or other expense allowances, fringe benefits (cash or non-cash), moving expenses, deferred compensation (other than deferred salary described in the first sentence of this Subsection (g)), contributions (other than contributions described in the first sentence of this Subsection (g)) made on the Employee's behalf by the Company or one or more Designated Parents or Subsidiaries under any employee benefit or welfare plan now or hereafter established, and any other payments not specifically referenced in the first sentence.

(h) *"Corporate Transaction"* means any of the following transactions:

(1) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(2) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations);

(3) the complete liquidation or dissolution of the Company;

(4) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger; or

(5) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(i) *"Designated Parents or Subsidiaries"* means the Parents or Subsidiaries which have been designated by the Administrator from time to time as eligible to participate in the Plan.

(j) *"Effective Date"* means August 1, 2002; provided, however, that if stockholder approval of the Plan is not obtained prior to August 1, 2002, then the Administrator shall determine the Effective Date (if any) in its discretion. In addition, should any Parent or Subsidiary become a Designated Parent or Subsidiary after such date, then the Administrator, in its discretion, shall designate a separate Effective Date with respect to the employee-participants of such Designated Parent or Subsidiary.

(k) *"Employee"* means any individual, including an officer or director, who is an employee of the Company or a Designated Parent or Subsidiary for purposes of Section 423 of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the individual's employer. Where the period of leave exceeds ninety (90) days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the ninety-first (91st) day of such leave, for purposes of determining eligibility to participate in the Plan.

(l) *"Enrollment Date"* means the first day of each Offer Period.

(m) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(n) *"Exercise Date"* means the last day of each Purchase Period.

(o) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(1) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation The Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(2) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(3) In the absence of an established market for the Common Stock of the type described in (1) and (2), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(p) *"Offer Period"* means an Offer Period established pursuant to Section 4 hereof.

(q) *"Parent"* means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(r) *"Participant"* means an Employee of the Company or Designated Parent or Subsidiary who has completed a subscription agreement as set forth in Section 5(a) and is thereby enrolled in the Plan.

(s) *"Plan"* means this Employee Stock Purchase Plan.

(t) *"Purchase Period"* means a period of approximately six months, commencing on February 1 and August 1 of each year and terminating on the next following July 31 or January 31, respectively; provided, however, that the first Purchase Period shall commence on the Effective Date and shall end on January 31, 2003.

(u) *"Purchase Price"* shall mean an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower.

(v) *"Reserves"* means, as of any date, the sum of the number of shares of Common Stock covered by each then outstanding option under the Plan which has not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not then subject to an outstanding option.

(w) *"Subsidiary"* means a "subsidiary corporation" of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Eligibility.*

(a) *General.* Any individual who is an Employee on a given Enrollment Date shall be eligible to participate in the Plan for the Offer Period commencing with such Enrollment Date. No individual who is not an Employee shall be eligible to participate in the Plan.

(b) *Limitations on Grant and Accrual.* Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee (taking into account stock owned by any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Parent or Subsidiary, or (ii) which permits the Employee's rights to purchase stock under all employee stock purchase plans of the Company and its Parents or Subsidiaries to accrue at a rate which exceeds twenty five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time. The determination of the accrual of the right to purchase stock shall be made in accordance with Section 423(b)(8) of the Code and the regulations thereunder.

(c) *Other Limits on Eligibility.* Notwithstanding Subsection (a), above, the following Employees shall not be eligible to participate in the Plan for any relevant Offer Period: (i) Employees whose customary employment is 20 hours or less per week; (ii) Employees whose customary employment is for not more than 5 months in any calendar year; and (iii) Employees who are subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such Employees in the Plan.

4. *Offer Periods.*

(a) The Plan shall be implemented through overlapping or consecutive Offer Periods until such time as (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been purchased or (ii) the Plan shall have been sooner terminated in accordance with Section 19 hereof. The maximum duration of an Offer Period shall be twenty-seven (27) months. Initially, the Plan shall be implemented through overlapping Offer Periods of twenty-four (24) months' duration commencing each February 1 and August 1 following the Effective Date (except that the initial Offer Period shall commence on the Effective Date and shall end on July 31, 2004).

(b) A Participant shall be granted a separate option for each Offer Period in which he or she participates. The option shall be granted on the Enrollment Date and shall be automatically exercised in successive installments on the Exercise Dates ending within the Offer Period.

(c) If on the first day of any Purchase Period in an Offer Period in which an Employee is a Participant, the Fair Market Value of the Common Stock is less than the Fair Market Value of the Common Stock on the Enrollment Date of the Offer Period (after taking into account any adjustment during the Offer Period pursuant to Section 18(a)), the Offer Period shall be terminated automatically and the Participant shall be enrolled automatically in the new Offer Period which has its first Purchase Period commencing on that date, provided the Employee is eligible to participate in the Plan on that date and has not elected to terminate participation in the Plan.

(d) Except as specifically provided herein, the acquisition of Common Stock through participation in the Plan for any Offer Period shall neither limit nor require the acquisition of Common Stock by a Participant in any subsequent Offer Period.

5. *Participation.*

(a) An eligible Employee may become a Participant in the Plan by completing a subscription agreement authorizing payroll deductions in the form of Exhibit A to this Plan (or such other form or method (including electronic forms) as the Administrator may designate from time to time) and filing it with the designated payroll office of the Company at least ten (10) business days prior to the Enrollment Date for the Offer Period in which such participation will commence, unless a later time for filing the subscription agreement is set by the Administrator for all eligible Employees with respect to a given Offer Period.

(b) Payroll deductions for a Participant shall commence with the first partial or full payroll period beginning on the Enrollment Date and shall end on the last complete payroll period during the Offer Period, unless sooner terminated by the Participant as provided in Section 10.

6. *Payroll Deductions.*

(a) At the time a Participant files a subscription agreement, the Participant shall elect to have payroll deductions made during the Offer Period in amounts between one percent (1%) and not exceeding fifteen percent (15%) of the Compensation which the Participant receives during the Offer Period.

(b) All payroll deductions made for a Participant shall be credited to the Participant's account under the Plan and will be withheld in whole percentages only. A Participant may not make any additional payments into such account.

(c) A Participant may discontinue participation in the Plan as provided in Section 10, or may increase or decrease the rate of payroll deductions during the Offer Period by completing and filing with the Company a change of status notice in the form of Exhibit B to this Plan (or such other form or method (including electronic forms) as the Administrator may designate from time to time) authorizing an increase or decrease in the payroll deduction rate. Any increase or decrease in the rate of a Participant's payroll deductions shall be effective with the first full payroll period commencing ten (10) business days after the Company's receipt of the change of status notice unless the Company elects to process a given change in participation more quickly. A Participant's subscription agreement (as modified by any change of status notice) shall remain in effect for successive Offer Periods unless terminated as provided in Section 10. The Administrator shall be authorized to limit the number of payroll deduction rate changes during any Offer Period.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) herein, a Participant's payroll deductions shall be decreased to 0%. Payroll deductions shall recommence at the rate provided in such Participant's subscription agreement, as amended, at the time when permitted under Section 423(b)(8) of the Code and Section 3(b) herein, unless such participation is sooner terminated by the Participant as provided in Section 10.

7. *Grant of Option.* On the Enrollment Date, each Participant shall be granted an option to purchase (at the applicable Purchase Price) three thousand (3,000) shares of Common Stock, subject to adjustment as provided in Section 18 hereof; provided (i) that such option shall be subject to the limitations set forth in Sections 3(b), 6 and 12 hereof, and (ii) the maximum number of shares of Common Stock a Participant shall be permitted to purchase in any Purchase Period shall be seven hundred fifty (750) shares, subject to adjustment as provided in Section 18 hereof. Exercise of the option shall occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10, and the option, to the extent not exercised, shall expire on the last day of the Offer Period with respect to which such option was granted.

8. *Exercise of Option.* Unless a Participant withdraws from the Plan as provided in Section 10, below, the Participant's option for the purchase of shares of Common Stock will be exercised automatically on each Exercise Date, by applying the accumulated payroll deductions in the Participant's account to purchase the number of full shares subject to the option by dividing such Participant's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price. No fractional shares will be purchased; any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full share shall be carried over to the next Purchase Period or Offer Period, whichever applies, or returned to the Participant, if the Participant withdraws from the Plan. Notwithstanding the foregoing, any amount remaining in a Participant's account following the purchase of shares on the Exercise Date due to the application of Section 423(b)(8) of the Code or Section 7, above, shall be returned to the Participant and shall not be carried over to the next Offer Period or Purchase Period. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by the Participant.

9. *Delivery.* Upon receipt of a request from a Participant after each Exercise Date on which a purchase of shares occurs, the Company shall arrange the delivery to such Participant, as promptly as practicable, of a certificate representing the shares purchased upon exercise of the Participant's option.

10. *Withdrawal; Termination of Employment.*

(a) A Participant may either (i) withdraw all but not less than all the payroll deductions credited to the Participant's account and not yet used to exercise the Participant's option under the Plan or (ii) terminate future payroll deductions, but allow accumulated payroll deductions to be used to exercise the Participant's option under the Plan at any time by giving written notice to the Company in the form of Exhibit B to this Plan (or such other form or method (including electronic forms) as the Administrator may designate from time to time). If the Participant elects withdrawal alternative (i) described above, all of the Participant's payroll deductions credited to the Participant's account will be paid to such Participant as promptly as practicable after receipt of notice of withdrawal, such Participant's option for the Offer Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made during the Offer Period. If the Participant elects withdrawal alternative (ii) described above, no further payroll deductions for the purchase of shares will be made during the Offer Period, all of the Participant's payroll deductions credited to the Participant's account will be applied to the exercise of the Participant's option on the next Exercise Date (subject to Sections 3(b), 6, 7 and 12), and after such Exercise Date, such Participant's option for the Offer Period will be automatically terminated and all remaining accumulated payroll deduction amounts shall be returned to the Participant. If a Participant withdraws from an Offer Period, payroll deductions will not resume at the beginning of the succeeding Offer Period unless the Participant delivers to the Company a new subscription agreement.

(b) Upon termination of a Participant's employment relationship (as described in Section 2(k)), the payroll deductions credited to such Participant's account during the Offer Period but not yet used to exercise the option will be returned to such Participant or, in the case of his/her death, to the person or persons entitled thereto under Section 14, and such Participant's option will be automatically terminated without exercise of any portion of such option. No further payroll deductions will be credited to the Participant's account following the Participant's termination of employment.

11. *Interest.* No interest shall accrue on the payroll deductions credited to a Participant's account under the Plan.

12. *Stock.*

(a) The maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be two million (2,000,000) shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. With respect to any amendment to increase the total number of shares of Common Stock under the Plan, the Administrator shall have discretion to disallow the purchase of any increased shares of Common Stock for Offer Periods in existence prior to such increase. If the Administrator determines that on a given Exercise Date the number of shares with respect to which options are to be exercised may exceed (x) the number of shares then available for sale under the Plan or (y) the number of shares available for sale under the Plan on the Enrollment Date(s) of one or more of the Offer Periods in which such Exercise Date is to occur, the Administrator may make a pro rata allocation of the shares remaining available for purchase on such Enrollment Dates or Exercise Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine to be equitable, and shall either continue all Offer Periods then in effect or terminate any one or more Offer Periods then in effect pursuant to Section 19, below. Any amounts remaining in a Participant's payroll account following such pro rata allocation shall be returned to the Participant and shall not be carried over to any future Purchase Periods or Offer Periods, as determined by the Administrator.

(b) A Participant will have no interest or voting right in shares covered by the Participant's option until such shares are actually purchased on the Participant's behalf in accordance with the applicable provisions of the Plan. No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

(c) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse, as designated in the Participant's subscription agreement.

13. *Administration.* The Plan shall be administered by the Administrator which shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Administrator shall, to the full extent permitted by Applicable Law, be final and binding upon all persons.

14. *Designation of Beneficiary.*

(a) Each Participant will file a written designation of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant (and the Participant's spouse, if any) at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living (or in existence) at the time of such Participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Administrator), the Administrator shall deliver such shares and/or cash to the spouse (or domestic partner, as determined by the Administrator) of the Participant, or if no spouse (or domestic partner) is known to the Administrator, then to the issue of the Participant, such distribution to be made per stirpes (by right of representation), or if no issue are known to the Administrator, then to the heirs at law of the Participant determined in accordance with Section 27.

15. *Transferability.* No payroll deductions credited to a Participant's account, options granted hereunder or any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 14 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Administrator may, in its sole discretion, treat such act as an election to withdraw funds from an Offer Period in accordance with Section 10.

16. *Use of Funds.* All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions or hold them exclusively for the benefit of Participants. All payroll deductions received or held by the Company are subject to the claims of the Company's general creditors, and no Participant shall have rights greater than those of any unsecured creditor of the Company.

17. *Reports.* Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to Participants at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. *Adjustments Upon Changes in Capitalization; Corporate Transactions.*

(a) *Adjustments Upon Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the Reserves, the Purchase Price, the maximum number of shares that may be purchased in any Offer Period or Purchase Period, as well as any other terms that the Administrator determines require adjustment may be proportionately adjusted for (i) any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, (ii) any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock to which Section 424(a) of the Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment, if any, shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the Reserves and the Purchase Price.

(b) *Corporate Transactions.* In the event of a proposed Corporate Transaction, each option under the Plan shall be assumed by such successor corporation or a parent or subsidiary of such successor corporation, unless the Administrator, in the exercise of its sole discretion and in lieu of such assumption, determines to shorten the Offer Period then in progress by setting a new Exercise Date (the "New Exercise Date"). If the Administrator shortens the Offer Period then in progress in lieu of assumption in the event of a Corporate Transaction, the Administrator shall notify each Participant in writing at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that *either:*

(1) the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offer Period as provided in Section 10; or

(2) the Company shall pay to the Participant on the New Exercise Date an amount in cash, cash equivalents, or property as determined by the Administrator that is equal to the excess, if any, of (i) the Fair Market Value of the shares subject to the option over (ii) the Purchase Price due had the Participant's option been exercised automatically under Subsection (b)(1) above. In addition, all remaining accumulated payroll deduction amounts shall be returned to the Participant.

(c) For purposes of this Section 18, an option granted under the Plan shall be deemed to be assumed if, in connection with the Corporate Transaction, the option is replaced with a comparable option with respect to shares of capital stock of the successor corporation or Parent thereof. The determination of option comparability shall be made by the Administrator prior to the Corporate Transaction and its determination shall be final, binding and conclusive on all persons.

19. *Amendment or Termination.*

(a) The Administrator may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18, no such termination can adversely affect options previously granted, provided that the Plan or any one or more Offer Periods may be terminated by the Administrator on any Exercise Date or by the Administrator establishing a new Exercise Date with respect to any Offer Period and/or any Purchase Period then in progress if the Administrator determines that the termination of the Plan or such one or more Offer Periods is in the best interests of the Company and its stockholders. Except as provided in Section 18 and this Section 19, no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant without the consent of affected Participants. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other Applicable Law), the Company shall obtain stockholder approval of any amendment in such a manner and to such a degree as required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been "adversely affected," the Administrator shall be entitled to limit the frequency and/or number of changes in the amount withheld during Offer Periods, change the length of Purchase Periods within any Offer Period, determine the length of any future Offer Period, determine whether future Offer Periods shall be consecutive or overlapping, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable and which are consistent with the Plan, in each case to the extent consistent with the requirements of Code Section 423 and other Applicable Laws.

20. *Notices.* All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Administrator at the location, or by the person, designated by the Administrator for the receipt thereof.

21. *Conditions Upon Issuance of Shares.* Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the Participant to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned Applicable Laws or is otherwise advisable. In addition, no options shall be exercised or shares issued hereunder before the Plan shall have been approved by stockholders of the Company as provided in Section 23.

22. *Term of Plan.* The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company. It shall continue in effect for a term of twenty (20) years unless sooner terminated under Section 19.

23. *Stockholder Approval.* Continuance of the Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such stockholder approval shall be obtained in the degree and manner required under Applicable Laws.

24. *No Employment Rights.* The Plan does not, directly or indirectly, create any right for the benefit of any employee or class of employees to purchase any shares under the Plan, or create in any employee or class of employees any right with respect to continuation of employment by the Company or a Designated Parent or Subsidiary, and it shall not be deemed to interfere in any way with such employer's right to terminate, or otherwise modify, an employee's employment at any time.

25. *No Effect on Retirement and Other Benefit Plans.* Except as specifically provided in a retirement or other benefit plan of the Company or a Designated Parent or Subsidiary, participation in the Plan shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Designated Parent or Subsidiary, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

26. *Effect of Plan.* The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Participant, including, without limitation, such Participant's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

27. *Governing Law.* The Plan is to be construed in accordance with and governed by the internal laws of the State of California (as permitted by Section 1646.5 of the California Civil Code, or any similar successor provision) without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties, except to the extent the internal laws of the State of California are superseded by the laws of the United States. Should any provision of the Plan be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

28. *Dispute Resolution.* The provisions of this Section 28 (and as restated in the Subscription Agreement) shall be the exclusive means of resolving disputes arising out of or relating to the Plan. The Company and the Participant, or their respective successors (the "parties"), shall attempt in good faith to resolve any disputes arising out of or relating to the Plan by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the parties agree that any suit, action, or proceeding arising out of or relating to the Plan shall be brought in the United States District Court for the Northern District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of Santa Clara) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 28 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

Exhibit A

ELECTROGLAS, INC. 2002 EMPLOYEE STOCK PURCHASE PLAN SUBSCRIPTION AGREEMENT

Effective with the Offer Period beginning on:

☐ ESPP Effective Date (August 1, 2002) ☐ February 1, 2003 or ☐ August 1, 2003

1. *Personal Information.* All shares of the Company's Common Stock purchased under the Electroglas, Inc. 2002 Employee Stock Purchase Plan (the "ESPP") must be registered in the Employee's name. Please print complete your personal information requested below.

Shares may also be registered in the name of the Employee's spouse. Complete the information about your spouse *only if you would like your spouse to be registered as the joint owner of any Common Stock of the Company that you purchase under the ESPP.*

Please Print Clearly

Your Legal Name ____________________________________ ____________ ____________
(Last) (First) (MI) Location Department

Street Address ____________________________________ ____________________
Daytime Telephone

City, State/Country, Zip ____________________________________ ____________________
E-Mail Address

Social Security No. _ _ _ - _ _ - _ _ _ _ Employee I.D. No. ____________________
Manager Mgr. Location

Legal Name of Spouse ____________________________________
(Last) (First) (MI)

Street Address ____________________________________ ____________________
Daytime Telephone

City, State/Country, Zip ____________________________________ ____________________
E-Mail Address

Social Security No. _ _ _ - _ _ - _ _ _ _

2. *Eligibility* Any Employee whose customary employment is more than 20 hours per week and more than 5 months per calendar year and who does not hold (directly or indirectly) five percent (5%) or more of the combined voting power of the Company, a parent or a subsidiary, whether in stock or options to acquire stock is eligible to participate in the ESPP; provided, however, that Employees who are subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such Employees in the ESPP are not eligible to participate.

3. *Definitions* Each capitalized term in this Subscription Agreement shall have the meaning set forth in the ESPP.

4. *Subscription* I hereby elect to participate in the ESPP and subscribe to purchase shares of the Company's Common Stock in accordance with this Subscription Agreement and the ESPP. I have received a complete copy of the ESPP and a prospectus describing the ESPP and understand that my participation in the ESPP is in all respects subject to the terms of the ESPP. The effectiveness of this Subscription Agreement is dependent on my eligibility to participate in the ESPP.

5. *Payroll Deduction Authorization* I hereby authorize payroll deductions from my Compensation during the Offer Period in the percentage specified below (payroll reductions may not exceed 15% of Compensation nor $21,250 per calendar year):

Percentage to be Deducted (circle only one):	1%	2%	3%	4%	5%	6%	7%	
	8%	9%	10%	11%	12%	13%	14%	15%

I understand that the Company is not obligated to segregate my payroll deductions or hold them exclusively for my benefit. All payroll deductions received or held by the Company are subject to the claims of the Company's general creditors, and I do not have rights greater than those of any unsecured creditor of the Company.

6. *ESPP Accounts and Purchase Price* I understand that all payroll deductions will be credited to my account under the ESPP. No additional payments may be made to my account. No interest will be credited on funds held in the account at any time including any refund of the account caused by withdrawal from the ESPP. All payroll deductions shall be accumulated for the purchase of Company Common Stock at the applicable Purchase Price determined in accordance with the ESPP.

7. *Withdrawal and Changes in Payroll Deduction* I understand that I may discontinue my participation in the ESPP at any time prior to an Exercise Date as provided in Section 10 of the ESPP, but if I do not withdraw from the ESPP, any accumulated payroll deductions will be applied automatically to purchase Company Common Stock. I may increase or decrease the rate of my payroll deductions in whole percentage increments to not less than one percent (1%) on one occasion during any Purchase Period by completing and timely filing a Change of Status Notice. Any increase or decrease will be effective for the full payroll period occurring after ten (10) business days from the Company's receipt of the Change of Status Notice.

8. *Perpetual Subscription* I understand that this Subscription Agreement shall remain in effect for successive Offer Periods until I withdraw from participation in the ESPP, or termination of the ESPP.

9. *Taxes* I have reviewed the ESPP prospectus discussion of the federal tax consequences of participation in the ESPP and consulted with tax consultants as I deemed advisable prior to my participation in the ESPP. I hereby agree to notify the Company in writing within thirty (30) days of any disposition (transfer or sale) of any shares purchased under the ESPP if such disposition occurs within two (2) years of the Enrollment Date (the first day of the Offer Period during which the shares were purchased) or within one (1) year of the Exercise Date (the date I purchased such shares), and I will make adequate provision to the Company for foreign, federal, state or other tax withholding obligations, if any, which arise upon the disposition of the shares. In addition, the Company may withhold from my Compensation any amount necessary to meet applicable tax withholding obligations incident to my participation in the ESPP, including any withholding necessary to make available to the Company any tax deductions or benefits contingent on such withholding.

10. *Dispute Resolution* The provisions of this Section 10 and Section 28 of the ESPP shall be the exclusive means of resolving disputes arising out of or relating to the Plan. The Company and I, or our respective successors (the "parties"), shall attempt in good faith to resolve any disputes arising out of or relating to the Plan by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the Company and I agree that any suit, action, or proceeding arising out of or relating to the Plan shall be brought in the United States District Court for the Northern District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of Santa Clara) and that we shall submit to the jurisdiction of such court. The Company and I irrevocably waive, to the fullest

extent permitted by law, any objection we may have to the laying of venue for any such suit, action or proceeding brought in such court. THE COMPANY AND I ALSO EXPRESSLY WAIVE ANY RIGHT WE HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 10 or Section 28 of the ESPP shall for any reason be held invalid or unenforceable, it is the specific intent of the Company and I that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

11. *Designation of Beneficiary* In the event of my death, I hereby designate the following person or trust as my beneficiary to receive all payments and shares due to me under the ESPP:

☐ I am single ☐ I am married

Beneficiary (please print) ____
(Last) (First) (MI)

Relationship to Beneficiary (if any) ______________________________________

Street Address ____

City, State/Country, Zip ____

12. *Termination of ESPP* Subject to Section 19 of the ESPP, which generally prohibits any changes that adversely affect my rights without my consent, I understand that the Company nevertheless has the right, exercisable in its sole discretion, to amend or terminate the ESPP at any time, and a termination may be effective as early as an Exercise Date, including the establishment of an alternative date (earlier or later) for an Exercise Date within each outstanding Offer Period.

Date: ____________________ Employee Signature: ______________________________

____
Spouse's signature (if beneficiary is other than spouse)

Exhibit B

ELECTROGLAS, INC. 2002 EMPLOYEE STOCK PURCHASE PLAN CHANGE OF STATUS NOTICE

____

Participant Name (Please Print)

____

Social Security Number

Withdrawal From ESPP

I hereby withdraw from the Electroglas, Inc. 2002 Employee Stock Purchase Plan (the "ESPP") and agree that my option under the applicable Offer Period will be automatically terminated and all accumulated payroll deductions credited to my account will be refunded to me or applied to the purchase of Common Stock depending on the alternative indicated below. No further payroll deductions will be made for the purchase of shares in the applicable Offer Period and I shall be eligible to participate in a future Offer Period only by timely delivery to the Company of a new Subscription Agreement and the Purchase Price for any such future Offer Period will be determined at the time of such new enrollment.

☐ **Withdrawal and Purchase of Common Stock**

Payroll deductions will terminate, but your account balance will be applied to purchase Common Stock on the next Exercise Date. Any remaining balance will be refunded.

☐ **Withdrawal Without Purchase of Common Stock**

Entire account balance will be refunded to me and no Common Stock will be purchased on the next Exercise Date provided this notice is submitted to the Company ten (10) business days prior to the next Exercise Date.

☐ **Change in Payroll Deduction**

I hereby elect to change my rate of payroll deduction under the ESPP as follows (select one):

Percentage to be Deducted (circle only one):	1%	2%	3%	4%	5%	6%	7%	
	8%	9%	10%	11%	12%	13%	14%	15%

An increase or a decrease in payroll deduction will be effective for the first full payroll period commencing no fewer than ten (10) business days following the Company's receipt of this notice, unless this change is processed more quickly. Only one change in the rate of payroll deduction may be made during any Purchase Period.

☐ **Change of Beneficiary** ☐ I am single ☐ I am married

This change of beneficiary shall terminate my previous beneficiary designation under the ESPP. In the event of my death, I hereby designate the following person or trust as my beneficiary to receive all payments and shares due to me under the ESPP:

Beneficiary (please print) ____
(Last) (First) (MI)

Relationship to Beneficiary (if any) ______________________________________

Street Address ____

City, State/Country, Zip ____

Date: ____________________ Employee Signature: ______________________________

____
spouse's signature (if new beneficiary is other than spouse)